Exhibit 99.1

PRO FORMA VALUATION REPORT

CLIFTON BANCORP INC.

Clifton, New Jersey

PROPOSED HOLDING COMPANY FOR:

CLIFTON SAVINGS BANK

Clifton, New Jersey

Dated As Of:

November 15, 2013

Prepared By:

RP® Financial, LC.

1100 North Glebe Road

Suite 600

Arlington, Virginia 22201

November 15, 2013

Boards of Directors

Clifton MHC

Clifton Savings Bancorp, Inc.

Clifton Savings Bank

1433 Van Houten Avenue

Clifton, New Jersey 07015-2149

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the requirements stipulated in the Code of Federal Regulations and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” (the “Valuation Guidelines”) of the Office of Thrift Supervision (“OTS”) and accepted by the Federal Reserve Board (“FRB”), the Office of the Comptroller of the Currency (“OCC”), the Federal Deposit Insurance Corporation (“FDIC”), and applicable regulatory interpretations thereof.

Description of Plan of Conversion and Reorganization

On November 20, 2013, the Boards of Directors of Clifton MHC (the “MHC”), Clifton Savings Bancorp, Inc. (“Clifton Bancorp” or the “Company”) and Clifton Savings Bank (the “Bank”), Clifton, New Jersey, unanimously adopted an amended and restated plan of conversion (which is referred to as the “Plan of Conversion”), which amended and restated in its entirety the plan of conversion approved by the Boards of Directors of the MHC, the Company and the Bank on November 8, 2010, whereby the MHC will convert to stock form. As a result of the conversion, Clifton Savings, which currently owns all of the issued and outstanding common stock of the Bank, will be succeeded by a newly-formed Maryland corporation to be named Clifton Bancorp Inc. The MHC will consolidate its assets into the Company, and following the conversion the MHC will no longer exist. For purposes of this document, the existing consolidated entity and its post-conversion succession will hereinafter be referred to as Clifton Bancorp or the Company. As of September 30, 2013 the MHC had a majority ownership interest in, and its principal asset consisted of, approximately 64% of the common stock (the “MHC Shares”) of Clifton Bancorp. The remaining 36% of Clifton Bancorp’s common stock was owned by public shareholders.

It is our understanding that Clifton Bancorp will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Benefit Plans, Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Boards of Directors

November 15, 2013

satisfaction of all orders received in the subscription offering, the shares may be offered for sale to the public at large in a community offering and a syndicated offering or in a firm commitment underwritten public offering. Upon completing the mutual-to-stock conversion and stock offering (the “Second Step Conversion”), the Company will be 100% owned by public shareholders, and the publicly-held shares of Clifton Bancorp will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed, taking into account the impact of the MHC assets in the Second Step Conversion, consistent with FRB policy with respect to the treatment of MHC assets that will be consolidated with the Company.

RP® Financial, LC.

RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of the MHC, the Company and the Bank, including the prospectus as filed with the FRB and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of the MHC, the Company and the Bank that has included a review of audited financial information for the fiscal years ended March 31, 2009 through March 31, 2013 and a review of unaudited financial information through September 30, 2013, as well as due diligence related discussions with the Company’s management; BDO USA, LLP, the Company’s independent auditor; Kilpatrick Townsend & Stockton, LLP, the Company’s conversion counsel and Sandler O’Neill & Partners, L.P, the Company’s marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Clifton Bancorp operates and have assessed Clifton Bancorp’s relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Clifton Bancorp and the industry as a whole. We have analyzed the potential effects of the stock conversion on Clifton Bancorp’s operating characteristics and financial performance as they relate to the pro forma market value of Clifton Bancorp. We have analyzed the assets held by the MHC, which will be consolidated with Clifton Bancorp’s assets and equity pursuant to the completion of the Second Step Conversion. We have reviewed the economic and demographic characteristics of the Company’s primary market area. We have compared Clifton Bancorp’s financial performance and condition with selected publicly-traded thrifts in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

Boards of Directors

November 15, 2013

The Appraisal is based on Clifton Bancorp’s representation that the information contained in the regulatory applications and additional information furnished to us by Clifton Bancorp and its independent auditor, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Clifton Bancorp, or its independent auditor, legal counsel and other authorized agents, nor did we independently value the assets or liabilities of Clifton Bancorp. The valuation considers Clifton Bancorp only as a going concern and should not be considered as an indication of Clifton Bancorp’s liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Clifton Bancorp and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Clifton Bancorp’s stock alone. It is our understanding that there are no current plans for selling control of Clifton Bancorp following completion of the Second Step Conversion. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Clifton Bancorp’s common stock, immediately upon completion of the Second Step Conversion offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of November 15, 2013, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering—including (1) the shares to be issued publicly representing the MHC’s current ownership interest in the Company; and, (2) exchange shares issued to existing public shareholders of Clifton Bancorp—was $286,200,500 at the midpoint, equal to 28,620,050 shares at a per share value of $10.00, as shown in the table on the following page.

Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range is $185,000,000, equal to 18,500,000 shares at $10.00 per share. The resulting range of value, the range of the offering amount and the number of pro forma shares are all based on $10.00 per share.

Establishment of the Exchange Ratio

Applicable regulations provide that in a second step conversion of a mutual holding company, the minority shareholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Boards of Directors of the MHC, the Company, and the Bank have independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders after adjustment for the dilutive impact of consolidation of the net assets of the MHC utilizing a methodology consistent with FRB policy in this regard. The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end

Boards of Directors

November 15, 2013

of the offering, based on the total number of shares sold in the offering and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 1.0702 shares of the Company’s stock for every one share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 0.9097 at the minimum and 1.2307 at the maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public shareholders or on the proposed exchange ratio. The resulting range of value pursuant to regulatory guidelines, the corresponding number of shares based on the Board approved $10.00 per share offering price, and the resulting exchange ratios are shown in the table below.

	Total Shares	Offering Shares	Exchange Shares Issued to Public Shareholders	Exchange Ratio
Shares (1)
Maximum	32,913,057	21,275,000	11,638,057	1.2307
Midpoint	28,620,050	18,500,000	10,120,050	1.0702
Minimum	24,327,042	15,725,000	8,602,042	0.9097

Distribution of Shares (2)
Maximum	100.00%	64.64%	35.36%
Midpoint	100.00%	64.64%	35.36%
Minimum	100.00%	64.64%	35.36%

Aggregate Market Value at $10.00 Per Share
Maximum	$329,130,570	$212,750,000	$116,380,570
Midpoint	$286,200,500	$185,000,000	$101,200,500
Minimum	$243,270,420	$157,250,000	$86,020,420

(1)	Based on an $10.00 per share IPO price.
(2)	Ownership ratios adjusted for dilution for MHC assets.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion offering, or prior to that time, will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof.

The Appraisal reflects only a valuation range as of this date for the pro forma market value of Clifton Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at any time thereafter following the completion of the Second Step Conversion.

Boards of Directors

November 15, 2013

RP Financial’s valuation was based on the financial condition, operations and shares outstanding of Clifton Bancorp as of or for the twelve months ended September 30, 2013, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public shareholders of Clifton Bancorp and the exchange of the public shares for newly issued shares of Clifton Bancorp’s common stock as a full public company was determined independently by the Boards of Directors of the MHC, the Company, and the Bank. RP Financial expresses no opinion on the proposed exchange ratio to public shareholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Clifton Bancorp, management policies, and current conditions in the equity markets for thrift shares, both existing and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Clifton Bancorp’s stock offering.

Respectfully submitted,

RP® FINANCIAL, LC.

Ronald S. Riggins

President and Managing Director

Marcus Faust

Managing Director

James P. Hennessey

Director

RP® Financial, LC.	TABLE OF CONTENTS

i

TABLE OF CONTENTS

CLIFTON BANCORP INC.

CLIFTON SAVINGS BANK

Clifton, New Jersey

DESCRIPTION		PAGE NUMBER

CHAPTER ONE	OVERVIEW AND FINANCIAL ANALYSIS

Introduction		I.1
Plan of Conversion		I.3
Purpose of the Reorganization		I.4
Strategic Overview		I.5
Balance Sheet Growth Trends		I.9
Income and Expense Trends		I.15
Interest Rate Risk Management		I.20
Lending Activities and Strategy		I.21
Origination, Purchasing, and Servicing of Loans		I.24
Asset Quality		I.25
Enterprise Risk Management and Capital Planning		I.26
Funding Composition and Strategy		I.26
Subsidiaries		I.27
Legal Proceedings		I.27

CHAPTER TWO	MARKET AREA ANALYSIS

Introduction		II.1
National Economic Factors		II.2
Interest Rate Environment		II.4
Market Area Demographic and Economic Characteristics		II.5
Regional/Local Economy		II.7
Unemployment Trends		II.9
Real Estate Trends		II.10
Market Area Deposit Characteristics		II.12
Deposit Competition		II.13

CHAPTER THREE	PEER GROUP ANALYSIS

Peer Group Selection		III.1
Financial Condition		III.7
Income and Expense Components		III.11
Loan Composition		III.14
Credit Risk		III.15
Interest Rate Risk		III.16
Summary		III.17

RP® Financial, LC.	TABLE OF CONTENTS

ii

TABLE OF CONTENTS

CLIFTON BANCORP INC.

CLIFTON SAVINGS BANK

Clifton, New Jersey

(continued)

DESCRIPTION		PAGE NUMBER

CHAPTER FOUR	VALUATION ANALYSIS

Introduction		IV.1
Appraisal Guidelines		IV.1
RP Financial Approach to the Valuation		IV.1
Valuation Analysis		IV.2
1. Financial Condition		IV.2
2. Profitability, Growth and Viability of Earnings		IV.4
3. Asset Growth		IV.5
4. Primary Market Area		IV.6
5. Dividends		IV.7
6. Liquidity of the Shares		IV.8
7. Marketing of the Issue		IV.8
A. The Public Market		IV.8
B. The New Issue Market		IV.12
C. The Acquisition Market		IV.15
D. Trading in Clifton Bancorp’s Stock		IV.15
8. Management		IV.17
9. Effect of Government Regulation and Regulatory Reform		IV.18
Summary of Adjustments		IV.18
Valuation Approaches		IV.19
Technical Analysis in Comparison to Highly Capitalized Public Thrifts		IV.22
1. Price-to-Earnings (“P/E”)		IV.24
2. Price-to-Book (“P/B”)		IV.25
3. Price-to-Assets (“P/A”)		IV.25
Comparison to Recent Offerings		IV.25
Valuation Conclusion		IV.26
Establishment of the Exchange Ratio		IV.27

RP® Financial, LC.	LIST OF TABLES

iii

LIST OF TABLES

CLIFTON BANCORP INC.

CLIFTON SAVINGS BANK

Clifton, New Jersey

TABLE NUMBER	DESCRIPTION	PAGE

1.1	Historical Balance Sheets	I.10
1.2	Historical Income Statements	I.16

2.1	Summary Demographic Data	II.6
2.2	Major Private Sector Employers	II.7
2.3	Primary Market Area Employment Sectors	II.8
2.4	Unemployment Trends	II.9
2.5	Residential Real Estate Trends	II.10
2.6	Deposit Summary	II.12
2.7	Deposit Market Share	II.14

3.1	Peer Group of Publicly-Traded Thrifts	III.3
3.2	Balance Sheet Composition and Growth Rates	III.8
3.3	Income as a % of Average Assets and Yields, Costs, Spreads	III.12
3.4	Loan Portfolio Composition and Related Information	III.14
3.5	Credit Risk Measures and Related Information	III.15
3.6	Interest Rate Risk Measures and Net Interest Income Volatility	III.17

4.1	Recent Conversions Completed in Last Three Months	IV.14
4.2	Market Pricing Comparatives	IV.16
4.3	Public Market Pricing Versus Peer Group	IV.23

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS

I.1

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Clifton Savings Bancorp, Inc. (“Clifton Bancorp” or the “Company”) is a federally chartered mid-tier stock holding company organized in 2004 as the holding company for Clifton Savings Bank (the “Bank”), a federally chartered savings bank headquartered in Clifton, New Jersey. The Bank conducts business from its main office and a total of 11 branch offices, with the main office and 6 branches located in Passaic County and 5 branches located in neighboring Bergen County of New Jersey. The Bank was originally chartered in 1928 as a state chartered savings and loan association and converted to a federal savings bank charter in September 2007.

Clifton, New Jersey, is located in Passaic County in northeast New Jersey, approximately 20 miles west of New York City. The Bank’s branch banking locations are located in Passaic and Bergen Counties, while lending operations have traditionally been concentrated in a more expansive area within northeast New Jersey in Essex, Morris, Hudson, and Union Counties. In September 2012, the Bank relocated its residential loan department to a newly leased location in Clifton. In addition, the Bank delivers its banking products and services and related information services through alternative delivery channels including the Internet, a telephone call center, and 10 ATMs. The Bank has one wholly-owned subsidiary, Botany, Inc. (“Botany”), which was organized in December 2004 under state law as a New Jersey passive investment company (“PIC”) primarily to hold investments and mortgage-backed securities (“MBS”) in an effort to minimize its state tax liability. At September 30, 2013, Botany had total assets of $203.3 million.

In March 2004, the Bank was reorganized into a state chartered stock savings association within a mutual holding company structure with a mid-tier holding company and a concurrent minority stock offering. As part of the reorganization, the Bank formed a federal mid-tier stock holding company, the Company, and sold a minority of the common shares to the public in a subscription and community offering. The majority of the Company’s shares were issued to Clifton MHC (the “MHC”), a mutual holding company organized under federal law.

The Company’s principal activity is the ownership of the outstanding shares of the Bank, and no significant liabilities. At September 30, 2013, the Company had 26,248,040 shares of common stock outstanding, whereby the MHC owned 16,791,758 shares, or 64.0% of the common stock outstanding of the Company and the minority public shareholders own the

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.2

remaining 9,456,282 shares, or 36.0%. The public shares are traded on NASDAQ under the trading symbol “CSBK”. The Bank is a member of the Federal Home Loan Bank (“FHLB”) system and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation (“FDIC”).

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) changed the regulators for the Bank and the Company whereby on July 21, 2011, the Office of the Comptroller of the Currency (“OCC”) became the Bank’s primary regulator and the Federal Reserve Board (“FRB”) became the Company’s primary regulator, both replacing the Office of Thrift Supervision (“OTS”), respectively.

The executive management team is undergoing change with the second step conversion, as announced September 4, 2013, whereby John Celentano Jr., the Company’s Chairman and CEO, and Walter Celuch, President of the Company and President and CEO of the Bank, will retire December 31, 2013, and Paul Aguggia will become Chairman, President and CEO of the Company and the Bank as of January 1, 2014. Mr. Celentano has served as a director of the Bank since 1962 and became chairman and CEO of the company in 2004, concurrent the MHC reorganization and stock offering. Mr. Celuch has been employed by the Bank for more than 25 years, he began serving as President and CEO of the Bank in 1999 and as President of the Company in 2004. Mr. Aguggia presently serves as Chairman of the global law firm Kilpatrick Townsend & Stockton LLP., which is also the Company’s conversion counsel. Mr. Aguggia has practiced financial institution and securities law for nearly 25 years and has served as the Company’s primary legal counsel for more than 10 years.

The Company operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in the regional market area, thereby attracting deposits from the general public and primarily using those funds, together with FHLB advances, to originate 1-4 family, multi-family, commercial real estate, and consumer loans to their customers and invest in securities such as U.S. Government and agency securities and MBS. At September 30, 2013, the Company had $1.1 billion of total assets, $554.5 million in loans, $791.4 million of total deposits, and stockholders’ equity equal to $188.5 million, equal to 17.4% of total assets. The Company does not have any intangible assets. For the twelve months ended September 30, 2013, the Company reported net income equal to $6.2 million, or 0.59% of average assets. The Company’s audited financial statements are included by reference as Exhibit I-1 and key operating ratios are shown in Exhibit I-2.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.3

Plan of Conversion

On November 20, 2013, the Boards of Directors of the MHC, the Company, and the Bank, unanimously adopted an amended and restated plan of conversion (the “Plan of Conversion”), pursuant to which the Company will convert from the three-tier MHC structure to the full stock holding company structure and concurrently conduct a Second Step Conversion offering (“Second Step Conversion” or “Offering”) that will include the sale of the MHC’s ownership interest in the Company. The Plan of Conversion which has subsequently been amended, as noted above, was originally approved by the Boards of Directors of the MHC, the Company, and the Bank on November 8, 2010.

On February 7, 2011, the Company postponed the Second Step Conversion following the “Needs to Improve” Community Reinvestment Act (“CRA”) rating by the OTS. Subsequently, on June 22, 2011, the Company withdrew its pending application for the Second Step Conversion, remaining committed to completing the Second Step Conversion once the CRA rating had been upgraded. On August 2, 2013, the Company announced the upgraded CRA rating of “Satisfactory” and subsequently adopted an amended Plan of Conversion. Pursuant to the Plan of Conversion, Clifton Savings Bancorp, Inc. will be succeeded by a newly formed Maryland corporation with the name of Clifton Bancorp Inc. For purposes of this document, the existing consolidated entity and the newly incorporated entity will hereinafter be referred to as “Clifton Bancorp” or the “Company,” unless otherwise noted.

Pursuant to the Second Step Conversion transaction, the Company will sell shares of its common stock in a subscription offering in descending order of priority to the Bank’s members and other stakeholders as follows: Eligible Account Holders; Tax-Qualified Employee Benefit Plans; Supplemental Eligible Account Holders; and Other Members. Any shares of stock not subscribed for by the foregoing classes of persons will be offered for sale to certain members of the public through a community offering. Shares not purchased in the subscription and community offerings may be offered for sale to the general public in a syndicated offering or in a firm commitment underwritten public offering. The Company will also issue exchange shares of its common stock to the current public shareholders in the Second Step Conversion transaction pursuant to an exchange ratio that will result in the same aggregate ownership percentage as immediately before the Offering, taking into account the impact of MHC assets in the Second Step Conversion, consistent with FRB policy with respect to the treatment of MHC assets. The dilution of the current minority ownership position to account for the MHC assets will be discussed in greater detail in the valuation analysis to follow (Section IV).

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.4

Purpose of the Reorganization

The Second Step Conversion will increase the capital level to improve the overall competitive position of the Company in the local market area, enhance profitability, and reduce interest rate risk. Importantly, the additional equity will provide a larger capital base for planned future growth and diversification, as well as increase the lending capability of the Company, including the funds available for lending, particularly with the recent emphasis on expansion of its multi-family and commercial real estate lending activities. Future asset and earnings growth opportunities will continuously be evaluated, including the potential for realigning the branch network by closing smaller underperforming offices, while simultaneously evaluating potential de novo branching opportunities in the regional market.

Additionally, the Company anticipates that growth opportunities may result from regional bank consolidation in the local market, and the resulting fallout of customers who are attracted to the Company’s customer service and various products. The Second Step Conversion should also facilitate the Company’s ability to pursue such acquisitions through increased capital as well as the enhanced ability to use common stock as merger consideration. Further, the Second Step Conversion will increase the public ownership, which is expected to improve the liquidity of the common stock.

The projected use of stock proceeds is highlighted below.

•	The Company. The Company is expected to retain up to 50% of the net conversion proceeds. At present, Company funds, net of the loan to the employee stock ownership plan (“ESOP”), are expected to be invested initially into high quality investment securities with short-term maturities, generally consistent with the current investment mix. Over time, Company funds are anticipated to be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

•	The Bank. The balance of the net conversion proceeds will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to initially be invested in short-term investments pending longer-term deployment, i.e., funding lending activities, purchasing loans in the market area, general corporate purposes and/or expansion and diversification.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.5

The Company expects to continue to pursue a controlled growth strategy, leveraging its strong pro forma capital, and growing primarily through the current delivery channels. If appropriate, Clifton Bancorp may also consider various capital management strategies to assist in the long run objective of increasing return on equity (“ROE”).

Strategic Overview

Throughout much of its corporate history, the Company’s strategic focus has been that of a community-oriented financial institution with a primary focus on meeting the borrowing, savings, and other financial needs of its local customers in Passaic and Bergen Counties, where the Company maintains branch offices and other nearby markets of Essex, Morris, Hudson, and Union Counties. The Company has historically pursued a traditional thrift business model pursuant to which Clifton Bancorp has emphasized the origination and purchase of 1-4 family first mortgage loans for investment, funded principally by retail deposits generated through the branch network. The Company has sought to emphasize high quality and flexible service, capitalizing on its local orientation, competitive rates, and safety and soundness.

In addition to originations, the Company supplements its internally originated loan production through purchases of 1-4 family first mortgage loans originated by third parties, secured by residential real estate properties located primarily within the state of New Jersey. Diversification into other types of lending has been limited in comparison to many regional competitors, and primarily includes multi-family and commercial real estate mortgage loans, as well as residential construction and consumer lending, to a lesser extent. As of September 30, 2013, 90.2% of total loans consisted of 1-4 family first mortgage loans. In addition to retail deposits, the Company utilizes borrowings as an alternative funding source for purposes of managing funding costs and interest rate risk. The Company’s streamlined operations have facilitated operating expense levels that are significantly below industry averages. At the same time, the limited diversification has also substantially limited revenues derived from non-interest sources.

In recent years, the Company has continued a business strategy focused on deploying the majority of assets into locally-based 1-4 family first mortgage loans underwritten pursuant to relatively conservative underwriting guidelines funded by retail deposits and borrowings. Management believes this philosophy has assisted the Company in remaining profitable during a stressed credit environment which prevailed as a result of the financial crisis in 2008 and subsequent years, when many regional peers’ earnings were depressed as a result of credit-

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.6

related expenses. At the same time, the Company’s business model which emphasizes portfolio investment in 1-4 family mortgage loans has limited the Company’s earnings potential as the majority of Clifton Bancorp’s loan demand has been for 1-4 family first mortgage loans with 15 and 30 year fixed rate loans, which is a highly competitive market segment. Moreover, the yield curve has flattened as the FRB implemented Operation Twist to reduce long-term interest rates, which has served to reduce the Company’s loan yields. Additionally, the loan portfolio was relatively static in size over the last five fiscal years as new loan originations and purchases were largely offset by loan repayments, including high loan prepayments owing to substantial refinancing of the mortgage loans in the Company’s loan portfolio, as long term interest rates diminished to historically low levels.

Over the first six months of fiscal 2014, the Company sought to expand the loan portfolio balances, primarily by becoming more aggressive in its pricing and expanding staffing in the residential mortgage loan department. As a result, the 1-4 family residential mortgage loan portfolio increased by $98 million or by more than 20% over the six months ended September 30, 2013. Importantly, the growth in the loan portfolio balance achieved in a short time frame shows the sensitivity of the market to pricing and management has indicated that it could continue to realize strong loan growth if it were to continue to maintain a highly competitive pricing structure. However, while the expansion will produce near term earnings benefits for Clifton Bancorp, recent loan growth has been concentrated in longer term fixed rate loans (primarily 15 and 30 year loans) as well as hybrid adjustable loans, which possess a relatively high level of interest rate risk exposure in view of the short term repricing structure of the Company’s deposit base.

The Company’s lending platform has evolved as customer mortgage financing behaviors have changed. In this regard, the Company has utilized technology to originate loans through internet mortgage loan marketers such as Loan Search (www.loansearch.com) and HSH Associates (www.hsh.com). The Company also generates 1-4 family mortgage loans through broker referrals or through outright loan purchases from various sources including mortgage bankers and brokers and other lenders. At the same time, the Company continues to generate loans internally through commissioned loan officers and through loan applications generated through existing customers and referrals.

Late in fiscal 2013, the Board commenced reevaluating the Company’s portfolio lending strategy and in December 2012, formally established a commercial loan department. In this

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS I.7

regard, the Company has determined to implement a program whereby it would increase the balance of loans receivable while also gradually restructuring the loan portfolio to include a greater proportion of commercial mortgage loans. Clifton Bancorp’s objective is to provide a more diverse array of loan products to facilitate growth and the Company’s ability to compete. Moreover, commercial mortgage loans frequently have shorter repricing terms in comparison to the fixed rate mortgage loans that comprise the majority of the loan portfolio and are thereby favorable from an interest rate risk perspective.

In view of the foregoing, management has developed and/or upgraded policies and procedures pertaining to the credit standards and the administration of commercial loans. Moreover, Clifton Bancorp has employed two experienced commercial lenders to more fully develop the infrastructure required to undertake more diversified lending, both from a credit administration and production perspective. The Company’s intention is to continue to expand the commercial mortgage loan portfolio in the future and plans to employ additional commercial loan officers and support staff, gradually over time, to execute this strategy.

The Company’s cash, liquidity and securities portfolios consist of interest-earning deposits and intermediate-to long-term investment securities and MBS, the majority of which are currently classified as held to maturity (“HTM”), in order to avoid the impact on GAAP capital of the erratic swings in market valuations of bonds.

Retail deposits have consistently served as the primary interest-bearing funding source. The Company has sought to increase the deposit base through management’s efforts to enhance the convenience of the branch office network (two branch offices have been established over the last five fiscal years) and through competitive pricing and periodic promotions. The proportion of certificates of deposit (“CDs”) and savings and club accounts to total deposits equaled 70.4% and 20.3%, respectively, as of September 30, 2013, and comprise the two largest individual segments of the deposit base. As a result, demand accounts, including checking and money market accounts, currently comprise a modest portion of the Company’s deposit composition. Recently, the Bank implemented a strategy of pricing deposits to achieve a controlled outflow of higher-rate non-core deposits, in an effort to decrease the level of higher costing CDs. Going forward, the Company’s strategy is to attract and retain core deposits, including growing checking accounts, primarily by offering competitive rates and providing a high level of service.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS

1.8

The Company utilizes borrowings as a supplemental funding source to facilitate management of funding costs and interest rate risk. FHLB advances constitute the Company’s principal source of borrowings, all of which have fixed rates. Over the last six months borrowings, increased (after several years of decline), as the Company took out additional advances in order to provide supplemental funding of loans, as loan growth outpaced deposit growth.

The post-Offering business plan of the Company reflects the intent to continue to offer the products and services which have been the Company’s emphasis in recent years. In addition, Clifton Bancorp expects to gradually expand commercial mortgage lending over time. The increased capital from the Offering is expected to facilitate additional balance sheet growth and enhanced profitability, as well as increase the Company’s competitive posture and financial strength. In terms of specific strategies, the Company plans to undertake the following key elements of its business plan on a post-Offering basis:

•	Continue to Emphasize Residential Mortgage Lending. The Company will seek to continue to focus on residential mortgage lending activities which have comprised the majority of the Company’s lending to date. Coupled with the employment of relatively conservative underwriting guidelines and maintenance of a very efficient cost-structure, the Company has been able to effectively limit its overhead costs, such that it can maintain profitability in an inherently low margin business such as residential mortgage lending. Similarly, the ability to minimize credit-related losses has been an important factor in the Company’s profitability during a period when many regionally based community banks and thrifts were impacted by credit quality problems. The Company will seek to originate residential mortgage loans through traditional means, while augmenting its origination capability through a variety of alternative means, including Internet based mortgage loan marketers, broker sourced originations, and loan purchases.

•	Expand Multi-Family and Commercial Real Estate Lending. The Company will utilize the expertise of its seasoned commercial loan officers and the back office support of the newly-established commercial loan department to expand commercial real estate and multi-family lending. The expansion in this area of lending is in an attempt to diversify the loan portfolio, improve interest rate risk exposure, and increase the Company’s presence in the local market area. Although Clifton Bancorp intends to increase multi-family and commercial real estate lending, it will be done consistently with the Company’s conservative loan underwriting and credit administration standards.

•

Stockholder-focused management of capital coupled with opportunistic acquisitions. Maintaining a strong capital base is critical to support the Company’s long-range business plan, however, recognizing the high level of capital of Clifton Bancorp on a pro forma basis, management intends to manage the capital position of the Company using appropriate capital management tools, in order to return excess capital to the stockholders, consistent with applicable regulations and

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS 1.9

policies. The Company expects to continue stock repurchases after completion of the conversion subject to market conditions and regulatory restrictions and intends to continue the payment of regular quarterly dividends. Additionally, following the Offering, management intends to review acquisition opportunities that will enhance franchise value, further the Company’s intended business strategy, and yield long-term financial benefits for Clifton Bancorp’s stockholders. Currently, there are no plans or arrangements to acquire any financial institutions.

•	Increase Core Deposits. Over the past several years, Clifton Bancorp has focused on reducing the reliance on higher costing CDs, in order to reduce the cost of funds. The Company will continue to concentrate on increasing the core deposit base of savings and transaction accounts by continuing existing and/or implementing new marketing and promotional programs, emphasizing high quality service, gradually offering more online and mobile services to current and prospective customers, and broadening business banking relationships with multi-family and commercial real estate lending customers.

•	Control Operating Expenses. The Company seeks to maximize organizational and operational efficiency by limiting product lines to core products which, in turn, enhance the ability to limit management staffing and other overhead infrastructure. Thus, while yield-cost spreads are thin, and fee income revenues are low in comparison to many peers, the Company benefits from a very low operating expense ratio and low credit losses.

•	Leverage Competitive Strengths to Attract and Retain Customers. The Company’s competitive strengths are personalized, superior customer service, extensive knowledge of the local markets and borrowers, and highly visible community activities. Management believes that the Company can leverage these strengths to attract and retain customers. Furthermore, Clifton Bancorp plans to update existing technologies and implement new technologies to enhance the customer experience and ultimately increase the efficiency of the Company’s operations.

Balance Sheet Growth Trends

Table 1.1 shows the Company’s historical balance sheet data for the most recent five fiscal years ended March 31, 2013 and as of September 30, 2013. The Company’s growth characteristics can be separated into two phases. During the period from the end of fiscal 2009 through fiscal 2013, assets fluctuated, changing modestly based on changes in the underlying balances of loans and invested assets. In contrast, total loans and assets increased by 21.4% and 6.6% respectively over the six months ended September 30, 2013, reflecting the aforementioned Board mandated initiative to expand the loan portfolio by originating and purchasing 1-4 family residential mortgage loans, primarily consisting of fixed rate and hybrid adjustable rate mortgage (“ARM”) loans. As a result of the foregoing, the loan portfolio balance

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS

1.10

Table 1.1

Clifton Savings Bancorp, Inc.

Historical Balance Sheet Data

											As of September 30, 2013		3/31/09- 9/30/13 Annual Growth Rate
	As of the Fiscal Year Ended March 31,
	2009		2010		2011		2012		2013
	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Pct
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	(%)
Total Amount of:
Assets	$959,770	100.00%	$1,067,707	100.00%	$1,122,633	100.00%	$1,101,440	100.00%	$1,016,084	100.00%	$1,082,866	100.00%	2.72%
Loans receivable, net	468,500	48.81%	477,516	44.72%	441,746	39.35%	436,833	39.66%	456,812	44.96%	554,450	51.20%	3.81%
Cash and cash equivalents	51,126	5.33%	33,461	3.13%	58,069	5.17%	40,257	3.65%	25,896	2.55%	14,812	1.37%	-24.07%
Investment securities (AFS)	10,037	1.05%	15,062	1.41%	10,002	0.89%	45,071	4.09%	5,004	0.49%	0	0.00%	-100.00%
Mortgage-backed securities (AFS)	78,122	8.14%	57,081	5.35%	27,937	2.49%	25,124	2.28%	10,395	1.02%	4,181	0.39%	-47.83%
Investment securities (HTM)	74,997	7.81%	159,969	14.98%	233,428	20.79%	167,784	15.23%	119,916	11.80%	139,948	12.92%	14.87%
Mortgage-backed securities (HTM)	231,218	24.09%	275,801	25.83%	299,692	26.70%	336,230	30.53%	342,812	33.74%	311,894	28.80%	6.88%

Total Investments and MBS	394,374	41.09%	507,913	47.57%	571,059	50.87%	574,209	52.13%	478,127	47.06%	456,023	42.11%	3.28%
FHLB stock	7,740	0.81%	7,157	0.67%	5,974	0.53%	5,127	0.47%	3,897	0.38%	5,639	0.52%	-6.80%
Bank-owned life insurance	21,948	2.29%	22,835	2.14%	26,715	2.38%	27,577	2.50%	35,499	3.49%	36,017	3.33%	11.64%
Real estate owned	0	0.00%	0	0.00%	136	0.01%	139	0.01%	215	0.02%	405	0.04%	NM

Deposits	633,582	66.01%	758,152	71.01%	837,385	74.59%	826,275	75.02%	763,692	75.16%	791,387	73.08%	5.07%
FHLB advances	144,272	15.03%	123,737	11.59%	95,668	8.52%	78,679	7.14%	52,500	5.17%	92,500	8.54%	-9.41%
Stockholders’ equity	173,164	18.04%	175,992	16.48%	179,966	16.03%	186,461	16.93%	187,328	18.44%	188,521	17.41%	1.91%

Shares Outstanding/Ownership Percentages:
Public shares outstanding	9,940,849	37.19%	9,606,321	36.39%	9,345,490	35.76%	9,346,380	35.76%	9,374,894	35.83%	9,456,282	36.03%
MHC shares outstanding	16,791,758	62.81%	16,791,758	63.61%	16,791,758	64.24%	16,791,758	64.24%	16,791,758	64.17%	16,791,758	63.97%

Total shares outstanding	26,732,607	100.00%	26,398,079	100.00%	26,137,248	100.00%	26,138,138	100.00%	26,166,652	100.00%	26,248,040	100.00%

Tangible book value/share	$6.48		$6.67		$6.89		$7.13		$7.16		$7.18
Loans/deposits		73.94%		62.98%		52.75%		52.87%		59.82%		70.06%
Banking offices	10		11		12		12		12		12

(1)	Ratios are as a percent of ending assets.

Sources: Clifton Savings Bancorp’s prospectus and audited and unaudited financial reports.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS 1.11

which had been fluctuating in a relatively narrow range over the five fiscal years from 2009 to 2013 (i.e., from a low of $436.8 million to a high of $477.5 million) increased to $554.5 million as of September 30, 2013.

Investment securities and MBS increased at a 3.3% annual rate since the end of fiscal 2009, but have diminished from a fiscal year end peak level of $574.2 million (52.1% of assets) for fiscal 2012. In view of the loan portfolio shrinkage experienced through fiscal 2012, which was the result of loan repayments exceeding the level of originations/purchases, the Company redeployed excess investable funds into securities, primarily including government and agency securities and MBS. More recently, in an attempt to increase overall yields and profitability, the Company has emphasized growth in the loan portfolio and shifting available funds from investment securities into higher yielding loans, and the balance of investment securities and MBS has declined as a result.

The Company’s assets are funded through a combination of deposits, borrowings and retained earnings. Deposits have historically comprised the majority of funding liabilities, and increased at an annual rate of 5.1% since the end of fiscal 2009. Recent deposit growth has been primarily driven by core deposit accounts, as management has been attempting to decrease reliance on higher costing CDs for cost and interest rate risk management purposes. Borrowings serve as an alternative funding source for the Company to address funding needs for growth, as well as to support management of deposit costs and interest rate risk. From fiscal year end 2009 through September 30, 2013, borrowings decreased at an annual rate of 9.4%. The Company’s utilization of borrowings reached a peak balance of $144.3 million, or 15.0% of assets, at fiscal year end 2009, and subsequently trended lower through fiscal 2013 to equal $52.5 million, or 5.2% of assets. Borrowings increased by $40.0 million over the six months ended September 30, 2013, to equal $92.5 million, or 8.5% of assets, as management funded a portion of the loan growth ($97.6 million) with FHLB advances.

Equity increased at a 1.9% annual rate since the end of fiscal 2009, as equity growth provided by earnings more than offset the Company’s capital management strategies (i.e., dividends and share repurchases). The faster asset growth over the period covered in Table 1.1, resulted in a modest decline of the Company’s capital ratio from 18.0% at the end of fiscal 2009, to 17.4% as of September 30, 2013. Going forward, the post-Offering equity growth rate is expected to be impacted by a number of factors including the higher level of capitalization, the reinvestment and leveraging of the Offering proceeds, the expense of the stock benefit plans and, the potential impact of dividends and stock repurchases.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS 1.12

Loans Receivable

Loans receivable totaled $554.5 million, or 51.2% of total assets, as of September 30, 2013, and reflects 3.8% annual growth since the end of fiscal 2009. Over this period, the Company’s loan portfolio fluctuated from a low of $436.8 million in fiscal 2012 to a high of $554.5 million as of September 30, 2013. As noted previously, the Company experienced a declining loan balance over the fiscal 2010 to fiscal 2012 period as interest rates declined to historically low levels, which accelerated loan repayment rates to levels in excess of Clifton Bancorp origination/purchase volumes. As a result, the Company redeployed available funds into investment securities during this period. During fiscal 2013, the Board and management took a more active approach to grow the loan portfolio in an effort to increase profitability. Over the past 18 months, the Company hired additional staff, promoted certain members of the existing staff, and utilized additional loan brokers and other third party sources such as internet marketers, and was able to grow loans up to a balance of $554.5 million as of September 30, 2013, an increase of $117.6 million from the end of fiscal 2012.

Clifton Bancorp’s lending strategy has consistently reflected a very high concentration of 1-4 family first mortgage loans. The ratio of 1-4 family first mortgage loans to total loans has consistently been above 90% of total loans. The Company has limited other lending primarily to multi-family and commercial real estate mortgage loans, which are generally secured by a variety of small and mid-size apartment buildings and complexes that generally range from five to 45 units. At September 30, 2013, multi-family and commercial real estate loans equaled 7.6% of total loans, which have grown in relation to total loans from 4.7% at fiscal year end 2009. Other areas of lending diversification for the Company at September 30, 2013 consisted of second mortgage loans and home equity loans (2.0% of total loans versus 3.1% at fiscal year end 2009), residential construction loans (0.1% of total loans versus 0.2% at fiscal year end 2009), and consumer and other loans (0.2% of total loans versus 0.3% at fiscal year end 2009).

The Company’s mortgage lending emphasis is evidenced by the fact that 99.8% of the loan portfolio is secured by mortgage loans (including construction loans); in contrast, consumer loans, consisting of passbook, certificate, and other loans, only comprised 0.2% of the loan portfolio. The Company typically does not offer commercial business loans. As a

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS 1.13

portfolio lender coupled with recent loan portfolio growth, Clifton Bancorp has increased its exposure to the interest rate risk presented by long term fixed rate loans, particularly in recent years when interest rates have been at or near their historical lows.

Cash, Investments and Mortgage-Backed Securities

The intent of the Company’s investment policy is to provide adequate liquidity, to generate a favorable return on excess investable funds, and to support the established credit and interest rate risk objectives. The ratio of cash and investments (including MBS) has decreased from 46.4% of assets at the end of fiscal 2009 to 43.5% as of September 30, 2013. The decrease in the cash and investment portfolio in proportion to total assets is primarily attributable to the redeployment of funds into higher yielding loans.

Investment securities, including MBS and government and agency securities, equaled $456.0 million, or 42.1% of total assets, as of September 30, 2013, while cash and equivalents totaled $14.8 million or 1.4% of total assets (see Exhibit I-3 for the investment portfolio composition). Additionally, the Company has an investment in FHLB stock of $5.6 million, or 0.5% of assets. The Company’s investment securities are classified as available for sale (“AFS”) and HTM with balances totaling $4.2 million and $451.8 million, respectively.

Recent trends in the composition of the Company’s investment portfolio show a decrease in AFS securities and an increase in HTM securities. Unlike many other financial institutions, the majority of the investment portfolio is in the HTM category to avoid the erratic swings in market valuations of bonds, therefore providing greater stability in the Company’s GAAP equity position. At the same time, the market values of the securities portfolio, including the underlying gains and losses relative to the historical cost basis are disclosed in both regulatory and securities filings and thus, are relatively transparent to both the regulatory and investor community.

No major changes to the composition and practices with respect to the management of the investment portfolio are anticipated over the near term, except that the level of cash and investments is anticipated to increase initially following the Second Step Conversion. Over the longer term, it is the Company’s desire to leverage the proceeds with loans to a greater extent than investment securities, but achievement of this objective will be dependent upon numerous factors, including loan demand, the competitive environment, and the interest rate environment. Management has indicated that leveraging of the expanded equity base by utilizing investment securities, including MBS, will continue to be evaluated based on market conditions, profitability, interest rate risk and other similar considerations.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS 1.14

Bank-Owned Life Insurance

As of September 30, 2013, bank-owned life insurance (“BOLI”) totaled $36.0 million, which reflects growth since the end of fiscal 2009 owing to increases in the cash surrender value of the policies. The balance of BOLI reflects the value of life insurance contracts on selected members of the Company’s management and has been purchased with the intent to offset various benefit program expenses on a tax-advantaged basis. The increase in the cash surrender value of the BOLI is recognized as an addition to other non-interest income.

Funding Structure

Since fiscal year end 2009, deposits have grown at a 5.1% annual rate, and the composition has changed modestly as the Company has strived to increase savings and transaction accounts and reduce reliance on time deposits. The Bank’s current strategy has been to price CDs such that the cost is minimized, within market constraints, while growth in core transaction and savings accounts is emphasized.

As a result of the foregoing actions, the composition of CDs to total deposits has gradually decreased from 78.1% to 70.4% from March 31, 2011 through September 30, 2013. As of September 30, 2013, the Company’s remaining deposits consisted of savings and club accounts (20.3% of total deposits) and demand accounts (9.3% of total deposits). Over the six months ended September 30, 2013, the Company’s deposits increased by $27.7 million, which was largely due to promotional rates on passbook accounts offered at two of the Company’s newest branch locations. In the future, management is considering other marketing initiatives including the potential offering of a high yield checking deposit account with a linked savings account (with third party support) in an effort to bring in new customers and expand the core deposit base. However, the beneficial impact to the Company’s cost of funds may be diminished if the offered deposit rate required to attract new customers is materially higher than the yield offered on the Company’s other core deposit account products.

As of September 30, 2013, borrowed funds totaled $92.5 million, representing 8.5% of total assets. The Company’s recent increase in the balance of borrowed funds is the result of loan growth outpacing the growth in deposits, therefore requiring additional funds to support the increasing loan portfolio. Given the recent environment, the Company has been utilizing fixed rate advances for earnings and interest rate risk management purposes.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS 1.15

The Company’s current posture on funding with borrowings is to use such funds: (1) when they are priced attractively relative to deposits; (2) to lengthen the duration of liabilities; (3) to enhance earnings when attractive arbitrage opportunities arise; and, (4) to generate additional liquid funds, if required.

Equity

As of September 30, 2013, Clifton Bancorp’s stockholders’ equity totaled $188.5 million, or 17.4% of assets. Since fiscal 2009, the Company’s equity base has increased consistently at a modest pace, as the retention of earnings through profitable operations was only partially offset by the capital management strategies implemented by the Company (dividends and share repurchases).

The Company maintained surpluses relative to its regulatory capital requirements at September 30, 2013, and was qualified as a “well capitalized” institution. The Offering proceeds will serve to further strengthen the Company’s regulatory capital position and support the Company’s strategies going forward. As discussed previously, the post-Offering equity growth rate is expected to be impacted by a number of factors including the higher level of capitalization, the reinvestment of the Offering proceeds, the expense of the stock benefit plans and the potential impact of dividends and stock repurchases. Additionally, the ability to increase equity will be dependent upon the ability of Clifton Bancorp to execute a business plan focused on balance sheet and earnings growth realized through modest diversification of the loan portfolio, funds raised through the branch network, competitive rates, and potential acquisitions.

Income and Expense Trends

Table 1.2 shows the Company’s historical income statements for the past five fiscal years, as well as for the most recent twelve month period through September 30, 2013. The Company has consistently maintained profitable operations, experiencing a favorable earnings trend for the fiscal 2009 to fiscal 2011 period, while the Company’s earnings declined from fiscal 2011 through the most recent twelve month period through September 30, 2013. The foregoing earnings pattern was largely the result of underlying changes in the net interest margin which increased through fiscal 2011, while subsequently trending downward. Over the most recent twelve month period, margin compression was the primary factor for a decline in earnings, but higher provisions for loan losses and higher operating expenses were also contributing factors.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS

I.16

Table 1.2

Clifton Savings Bancorp, Inc.

Historical Income Statements

	As of the Fiscal Year Ended March 31,										12 Months Ended September 30, 2013
	2009		2010		2011		2012		2013
	Amount	Pct (1)	Amount	Pct (1)	Amount	Pct (1)	Amount	Pct (1)	Amount	Pct (1)	Amount	Pct (1)
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)
Interest income	$44,401	4.84%	$44,956	4.43%	$44,940	4.03%	$41,074	3.65%	$35,393	3.37%	$33,360	3.19%
Interest expense	(25,939)	-2.83%	(22,966)	-2.26%	(19,245)	-1.73%	(16,149)	-1.44%	(11,837)	-1.13%	(10,365)	-0.99%

Net interest income	$18,462	2.01%	$21,990	2.17%	$25,695	2.30%	$24,925	2.21%	$23,556	2.25%	$22,995	2.20%
Provision for loan losses	(260)	-0.03%	(433)	-0.04%	(102)	-0.01%	(247)	-0.02%	(762)	-0.07%	(1,006)	-0.10%

Net interest income after provisions	$18,202	1.98%	$21,557	2.12%	$25,593	2.29%	$24,678	2.19%	$22,794	2.17%	$21,989	2.10%

Other operating income	$1,150	0.13%	$1,136	0.11%	$1,107	0.10%	$1,078	0.10%	$1,136	0.11%	$1,228	0.12%
Operating expense	(11,852)	-1.29%	(13,250)	-1.30%	(13,814)	-1.24%	(13,539)	-1.20%	(13,911)	-1.33%	(14,405)	-1.38%

Net operating income	$7,500	0.82%	$9,443	0.93%	$12,886	1.16%	$12,217	1.09%	$10,019	0.95%	$8,812	0.84%

Net gain/(loss) on disposal/sale of fixed assets	$—	0.00%	$—	0.00%	$327	0.03%	$(9)	0.00%	$(3)	0.00%	($3)	0.00%
Net gain/(loss) on write-down of land for sale	—	0.00%	—	0.00%	(397)	-0.04%	(156)	-0.01%	(99)	-0.01%	0	0.00%
Net gain/(loss) on extinguishment of debt	—	0.00%	—	0.00%	—	0.00%	—	0.00%	(527)	-0.05%	0	0.00%
Net gain/(loss) on sale of securities	—	0.00%	—	0.00%	872	0.08%	—	0.00%	647	0.06%	566	0.05%

Total non-operating income/(expense)	$—	0.00%	$—	0.00%	$802	0.07%	$(165)	-0.01%	$18	0.00%	$563	0.05%

Net income before tax	$7,500	0.82%	$9,443	0.93%	$13,688	1.23%	$12,052	1.07%	$10,037	0.96%	$9,375	0.90%
Income taxes	(2,364)	-0.26%	(3,146)	-0.31%	(4,876)	-0.44%	(4,175)	-0.37%	(3,427)	-0.33%	(3,180)	-0.30%

Net income (loss)	$5,136	0.56%	$6,297	0.62%	$8,812	0.79%	$7,877	0.70%	$6,610	0.63%	$6,195	0.59%

Estimated Core Net Income
Net income	$5,136	0.56%	$6,297	0.62%	$8,812	0.79%	$7,877	0.70%	$6,610	0.63%	$6,195	0.59%
Addback/(deduct): Non-recurring (income)/expense	—	0.00%	—	0.00%	(802)	-0.07%	165	0.01%	(18)	0.00%	(563)	-0.05%
Tax effect (2)	—	0.00%	—	0.00%	321	0.03%	(66)	-0.01%	7	0.00%	225	0.02%

Estimated core net income	$5,136	0.56%	$6,297	0.62%	$8,331	0.75%	$7,976	0.71%	$6,599	0.63%	$5,857	0.56%

Average diluted shares outstanding	26,178,692		25,947,037		25,586,694		25,625,250		25,769,538		25,968,501
Reported earnings per share	$0.20		$0.24		$0.34		$0.31		$0.26		$0.24
Adjusted earnings per share	$0.20		$0.24		$0.33		$0.31		$0.26		$0.23

Memo:
Efficiency ratio (3)	60.43%		57.29%		51.54%		52.07%		56.34%		59.47%
Effective tax rate	31.52%		33.32%		35.62%		34.64%		34.14%		33.92%
Return on average equity	3.01%		3.60%		4.97%		4.30%		3.54%		3.30%

(1)	Ratios are as a percent of average assets.
(2)	Assumes a marginal tax rate of 40%.
(3)	Efficiency ratio calculated as operating expenses divided by the sum of net interest income before provisions for loan losses plus other income (excluding net gains).

Sources: Clifton Savings Bancorp’s prospectus and audited and unaudited financial reports.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS

I.17

Overall, net income ranged from a high of $8.8 million (0.79% of average assets) in fiscal 2011 to a low of $5.1 million (0.56% of average assets) in fiscal 2009 and equaled $6.2 million (0.59% of average assets) for the twelve months ended September 30, 2013. Clifton Bancorp’s core earnings, i.e., net income excluding net non-operating items on a tax effected basis, reflects a similar trend, ranging from a high of $8.3 million (0.75% of average assets) in fiscal 2011 to a low of $5.1 million (0.56% of average assets) in fiscal 2009 and equaling $5.9 million (0.56% of average assets) for the twelve months ended September 30, 2013.

Net Interest Income

Over the period from fiscal 2009 to fiscal 2011, net interest income steadily increased as the Company’s spreads improved as funding costs diminished more rapidly than asset yields. Conversely, since the end of fiscal 2011, Clifton Bancorp’s net interest income has diminished as the balance of interest-earning assets trended downward through the end of fiscal 2013. Over this timeframe, the Company’s yield-cost spreads were substantially unchanged, equal to 2.13% and 2.18% in fiscal 2012 and 2013, respectively, and equal to 2.17% for the six months ended September 30, 2013, as shown in Exhibit I-4. Following the Second Step Conversion, the Offering proceeds should increase net interest income, but have a limited impact on the Company’s overall spreads.

The impact of declining interest rates is more fully evidenced in the detailed financial data shown in Table 1.2, as interest income diminished from $44.4 million (4.84% of average assets) in fiscal 2009 to $33.4 million (3.19% of average assets) for the twelve months ended September 30, 2013. Over the corresponding timeframe, the Company’s interest expense diminished, from $25.9 million in fiscal 2009 (2.83% of average assets) to $10.4 million (0.99% of average assets) for the twelve months ended September 30, 2013. Overall, recent trends with regard to net interest income have been unfavorable as net interest income peaked at a level of $25.7 million (2.30% of average assets) in fiscal 2011, and has subsequently declined to $23.0 million, or 2.20% of average assets for the twelve months ended September 30, 2013. Importantly, the Company’s spreads remain thin, which is reflective of the low margins inherent in its core business (i.e., funding residential mortgage loans and investment securities primarily with CD deposits and, to a lesser extent, borrowings).

Several factors may impact the Company’s future spreads and net interest income. First, the benefit of declining funding costs appears to be diminishing as the overall cost of funds

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I.18

equaled 0.99% for the twelve months ended September 30, 2013, and the potential for further improvement is limited. At the same time, the new emphasis on commercial real estate and multi-family lending is being undertaken, in part, to increase the average loan yields. Lastly, the completion of the Second Step Conversion will have a dual benefit of providing the Company with additional interest-free funds to reinvest, while over the longer term, the Company has indicated the intent to use the additional equity to support modest balance sheet growth, including expansion of interest-earning assets at a positive spread.

Loan Loss Provisions

For the twelve months ended September 30, 2013, loan loss provisions totaled $1.0 million, or 0.10% of average assets, which is at an elevated level in comparison to the past recorded provisions since fiscal 2009. The recent increase in provisions is largely due to recent growth in the loan portfolio, including growth in both the 1-4 family residential portfolio, as well as the multi-family and commercial mortgage portfolios which have been recently targeted for expansion. Additionally, there has been a modest increase in non-performing assets (“NPAs”) and loan charge-offs, which have been contributing factors leading to the higher loan loss provisions. Importantly, while NPAs have recently increased for Clifton Bancorp, they remain at modest levels relative to regional peer averages. Going forward, the Company will continue to evaluate the adequacy of the level of general valuation allowances (“GVAs”) on a regular basis, and establish additional loan loss provisions in accordance with the Company’s asset classification and loss reserve policies. Exhibit I-5 sets forth the Company’s loan loss allowance activity during the review period.

Non-Interest Income

Consistent with the Company’s adherence to a traditional thrift operating strategy and resulting limited diversification, sources of non-interest operating income have been a very minor contributor to earnings. Throughout the period shown in Table 1.2, non-interest operating income has been maintained at relatively low levels, ranging from a low of 0.10% of average assets (fiscal 2011 and 2012) to a high of 0.13% of average assets (fiscal 2009), and equaling 0.12% of average assets for the twelve months ended September 30, 2013. Sources of non-interest operating income consist substantially of fees and service charges generated from the Company’s retail banking activities and through the BOLI investments. Since the Company is a portfolio lender, it does not earn secondary marketing or servicing income and loan fees such as late payment charges are limited, owing to the high credit quality of the portfolio.

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Operating Expenses

The Company’s operations are characterized by a very low operating expense ratio due to a relatively large average branch size, limited loan products, and traditional focus on funding with CDs and borrowings which entail a limited non-interest cost to acquire and service. The Company has been effective in limiting the growth in expenses, notwithstanding the addition of two branch offices from fiscal 2009 to fiscal 2011, as total operating expenses increased by approximately $2.6 million from the end of fiscal 2009 through the twelve months ended September 30, 2013, from a level of $11.9 million (1.29% of average assets) to $14.4 million (1.38% of average assets). Over the most recent twelve month period, operating expenses increased primarily due to the increase in compensation expense, mainly as a result of cost increases associated with the expansion of Clifton Bancorp’s lending operations. Specifically, Clifton Bancorp sought to increase loan originations in 1-4 family mortgage lending, which required both originators and processors. Additionally, the formal establishment of a commercial loan department, which entailed the employment of not only senior loan officers, but related support personnel to manage loan processing and administration in the commercial lending function, also increased the Company’s operating costs.

Operating expenses are expected to increase on a post-Offering basis as a result of the expense of the additional stock-related benefit plans. At the same time, Clifton Bancorp will seek to offset anticipated growth in expenses from a profitability standpoint through balance sheet growth and by reinvestment of the Offering proceeds into investment securities over the near term (following the Second Step Conversion) and into loans over the longer term. Additionally, the Company will continue to control its operating expenses, particularly since its thrift operating strategy limits the level of net interest and non-interest fee income. Specific ways that the Company may seek to limit the growth in operating expenses include, but are not limited to, evaluating the branch and personnel structure and analyzing outsourcing opportunities for potential cost savings.

Non-Operating Income/Expense

Non-operating income and expenses have typically had a limited impact on earnings since the end of fiscal 2009. The Company reported $563,000 of non-operating income for the twelve months ended September 30, 2013, which largely resulted from a net gain on the sale of securities of $566,000, partially offset by a $3,000 loss on the disposal of fixed assets. Likewise, net non-operating income and expense was at modest levels in the fiscal 2011 to the fiscal 2013 period.

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Taxes

The Company’s effective tax rate has been generally consistent over the last five and a half fiscal years in a range of 32% to 36% and equaled 33.9% for the twelve months ended September 30, 2013. The Company is subject primarily to federal taxation. While the state of New Jersey does impose a corporate income tax, Clifton Bancorp created Botany, a “passive investment company”, as permitted by New Jersey law, which has reduced the Company’s state corporate income tax liability.

Efficiency Ratio

The Company’s efficiency ratio increased over the last twelve months largely owing to reduction of the net interest margin, which is attributable to both continued spread compression as well as increasing operating expenses. Specifically, the efficiency ratio diminished from 60.4% in fiscal 2009 to 51.5% in fiscal 2011, and subsequently increased to 59.5% for the twelve months ended September 30, 2013. On a post-Offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit is expected to be offset by the increased expense of the stock benefit plans.

Interest Rate Risk Management

The primary aspects of the Company’s interest rate risk management include:

•	Seeking to originate shorter term fixed rate mortgage loans (i.e., maturities of 15 years or less) or hybrid ARM loans whenever possible;

•	Maintaining an investment portfolio, comprised of high quality, liquid securities, many of which have short-to intermediate-term maturities;

•	Promoting transaction accounts within the competitive and market constraints;

•	Utilizing fixed rate borrowings to increase the average duration of the liability funding base;

•	Maintaining a strong capital level;

•	Maintaining low operating expenses; and,

•	Limiting investment in fixed assets and other non-earning assets, particularly by maintaining very strong credit quality.

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Importantly, the Company’s primary lending strategy is focused on residential mortgage lending for portfolio where demand is limited to fixed rate loans in the current market environment. Accordingly, there is an inherent mismatch in the duration of loans and the funding liabilities at this point in time. Thus, the Company’s balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will be adversely affected during periods of rising and higher interest rates.

The Company retains an independent consulting firm which specializes in asset and liability management to complete quarterly interest rate risk reports. The firm uses a combination of analyses in report format to facilitate the monitoring of the Company’s exposure to changing interest rates. The interest rate risk report as of September 30, 2013, reflects that the Company’s net portfolio value (“NPV”) would decline by 31.74% pursuant to a 200 basis point increase in interest rates, and increase by 12.07% pursuant to a 100 basis point decrease in interest rates (see Exhibit I-6). Overall, the projected impact to the Company’s NPV suggests that the Company’s exposure to rising interest rates up to a 200 basis point rate shock is relatively significant, while we believe a reduction in rates is highly unlikely given that short-term rates are near zero in the current environment. At the same time, the Company’s interest rate risk exposure is mitigated to an extent by Clifton Bancorp’s high capital ratio, on both a pre- and post-shock basis.

The infusion of stock proceeds will serve to further limit the Company’s interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Company’s capital position will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Historically, the Company’s lending activities have been focused primarily on residential mortgage lending, and to a lesser extent on multi-family and commercial mortgage, consumer and, construction lending. It is management’s intent to further diversify the loan portfolio in the coming years by increasing commercial real estate and multi-family lending through the recently established commercial loan department and an increase in commercial staff. Details regarding the Company’s loan portfolio composition and characteristics are included in Exhibits I-7, I-8, and I-9. As of September 30, 2013, the components of the loan portfolio were as follows:

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•	Permanent 1-4 family first mortgage loans secured by residential properties totaled $501.3 million, or 90.2% of total loans, thus comprising the majority of the loan portfolio;

•	Multi-family and commercial mortgages totaled $42.0 million, or 7.6% of total loans;

•	Consumer loans, including second mortgages and HELOCS, totaled $11.8 million, or 2.1% of total loans; and,

•	Construction loans totaled $522,000, or 0.1% of total loans.

Residential Lending

As of September 30, 2013, the majority of the residential mortgage loans were fixed rate mortgages, with original maturities ranging from 15 to 30 years. The Company originates both fixed rate and adjustable rate 1-4 family mortgage loans for portfolio. The Company offers fixed rate loans with terms of either 15, 20, or 30 years. The ARM loans are based on a 30 year amortization schedule and are generally hybrid loans with an initial period of fixed rates for either a 1, 5, 7, or 10 year period and subject to annual repricing thereafter, indexed to the one-year or three-year Constant Maturity Treasury Bill Index, plus a rate typically equal to 2.75%. The maximum amount by which the interest rate may be increased or decreased is generally 2% per adjustment period and the lifetime interest rate cap is generally 6% over the initial interest rate of the loan.

The Company originates 1-4 family mortgage loans up to a loan-to-value (“LTV”) ratio of 90% (except for special programs outlined below), with private mortgage insurance (“PMI”) or additional collateral being required for loans in excess of an 80% LTV ratio. Generally, the Company makes loans in excess of an 80% LTV ratio only when secured by first liens on owner-occupied, 1-4-family residences. The majority of 1-4 family mortgage loans have been originated or purchased by the Company and are secured by residences in the local market area.

In an effort to provide financing for low-and-moderate-income first-time buyers, the Company offers a first-time home buyers’ program, where residential mortgage loans are offered to qualified individuals and originated using modified underwriting guidelines. All of these loans have PMI on the portion of the principal amount that exceeds 80% of the appraised value of the property at origination. Clifton Bancorp also offers a program targeted at low-and- moderate income mortgagors, and for properties located within a low-or moderate-income geography. The Company offers residential mortgage loans through this program also using modified underwriting guidelines with mortgage insurance on the portion of the principal amount that exceeds 80% of the appraised value of the property at origination.

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Generally, the Company’s 1-4 family mortgage loans are secured by owner-occupied properties. The Company does lend to borrowers for second homes, but generally charges 25 basis points more than the rate on primary residences and limits the maximum LTV ratio on a mortgage for a borrower’s second home to 80%. For 1-4 family mortgage loans secured by investor-owned properties, the Company typically charges a 50 basis point premium above the rate charged for loans secured by owner-occupied, 1-4 family properties and the LTV ratio is limited to 75%. Less than 5% of the 1-4 family loan portfolio consists of non-owner occupied properties.

Multi-Family and Commercial Real Estate Lending

As of September 30, 2013, multi-family and commercial real estate loans together equaled $42.0 million (7.6% of loans) and were generally secured by a variety of small and mid-size apartment buildings and complexes that generally range from five to 45 units within the primary market area. Multi-family and commercial real estate fixed rate loans are originated for fixed-terms of up to 20 years and adjustable rate loans are originated for initial adjustment periods of up to 10 years based on an amortization schedule of up to 30 years. These loans may be made in amounts of up to 80% of the appraised value of the property and are offered with interest rates that are fixed or adjust periodically. These loans are generally indexed to the one-year, five-year, or ten-year Constant Maturity Treasury Bill Index plus a rate typically equal to 3.00%.

As previously described, the Board commenced reevaluating the Company’s portfolio lending strategy during fiscal 2013, and in December 2012, formally established a commercial loan department. In this regard, the Company has determined to implement a program whereby it would increase the balance of loans receivable while also gradually restructuring the loan portfolio to include a greater proportion of multi-family and commercial mortgage loans. Clifton Bancorp’s objective is to provide a more diverse array of loan products to facilitate growth and the Company’s ability to compete. Loans originated under the revamped commercial loan department are expected to include owner and non-owner occupied commercial mortgage loans secured by local business, retail, and mixed use properties. Future growth of the portfolio may also be dependent upon market demand and the ability of Clifton Bancorp to add additional loan officers and supporting infrastructure.

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I.24

Construction Loans

Construction lending is a limited component of the loan portfolio, totaling $522,000, or 0.1% of the loan portfolio as of September 30, 2013. The Company originates loans to finance the construction of residential dwellings through construction/permanent loans for the construction of 1-4 family homes to be occupied by the borrower. These construction loans tend to shorten the average duration of assets and support asset yields. Construction loans generally have a maximum LTV ratio of 70%. Construction loans have not been a strategic emphasis for the Company and have primarily been offered as a convenience to existing customers.

Non-Mortgage Lending

Consumer loans primarily consist of second mortgage and home equity loans, which totaled approximately $11.0 million, or 2.0% of total loans as of September 30, 2013. The remaining balance of consumer loans consisted of loans secured by passbook or certificate accounts and other loans, totaling $0.9 million, equal to 0.2% of total loans.

Second mortgage loans and home equity loans are included in the consumer loan balance and are offered with combined LTV ratios up to 80%. Second mortgage loans are offered with terms of 5 to 20 years and are charged higher rates for longer term loans. Home equity loans are originated with a 15 year draw period and 20 year payment period.

Origination, Purchasing, and Servicing of Loans

The largest segment of the Company’s loan origination and purchase volume has historically consisted of 1-4 family residential mortgage loans consistent with the composition of the loan portfolio as previously discussed. Residential mortgage loan originations come from a number of sources, including direct solicitation by the Company’s loan originators, advertising, referrals from customers, and personal contacts by the Company’s staff. The Company also utilizes technology to originate loans through internet mortgage loan marketers. Late in fiscal 2013, Clifton Bancorp targeted an increase in the 1-4 family residential mortgage portfolio to be achieved through increased staffing (both originators and support staff) and more competitive pricing and origination volumes increased as a result. In this regard, loan originations for the six months ended September 30, 2013, totaled $83.9 million ($167.9 million annualized), as compared to a range of $60 million to $107 million for the prior three fiscal years.

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In addition to internal originations, the Company purchases real estate loans on properties located primarily within the state of New Jersey. Loan purchase activity has also increased in recent years as the Company sought to stem the decline in the loan portfolio in fiscal 2011 and 2012, and then targeted to increase the loan portfolio at the end of fiscal 2013. As a result, loan purchases have increased from $20.1 million and $47.3 million in fiscal 2012 and 2013, respectively, to $49.6 million ($99.1 million on an annualized basis) for the six months ended September 30, 2013. Each purchased loan is subject to the same guidelines established for the Company’s own origination process and every loan file purchased is reviewed.

Exhibit I-10 provides a summary of the Company’s lending activities over the past five and a half fiscal years. Originations and purchases of 1-4 family first mortgage loans have continually dominated the Company’s lending activities.

Asset Quality

Historically, the Company’s credit quality measures have implied very limited credit risk exposure, given the focus on 1-4 family permanent mortgage loans and stringent underwriting. Over the past five and a half fiscal years, Clifton Bancorp’s balance of NPAs has trended upward, from $1.3 million, or 0.14% of assets in fiscal 2009 to $5.4 million, or 0.50% of assets as of September 30, 2013 (see Exhibit I-11 for details with respect to the Company’s asset quality). The ratio of allowances to total loans has also increased from 0.36% to 0.53% over the same time period. (See Exhibit I-5 for details with respect to the Company’s valuation allowances and loan charge-offs).

The balance of NPAs have increased modestly as the Company amended its nonaccrual policy to expand the classification of nonaccrual loans to include loans that were previously 90 days or more delinquent until there is a sustained period of repayment performance (generally 6 months) in fiscal 2012. However, the overall level of NPAs remains low and loan charge-offs have been limited, reflective of Clifton Bancorp’s low credit risk lending strategy.

The Company’s management reviews and classifies loans on a monthly basis and establishes loan loss provisions based on the overall quality, size, and composition of the loan portfolio, as well as other factors such as historical loss experience, industry trends, and local real estate market and economic conditions.

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Enterprise Risk Management and Capital Planning

During fiscal 2012, the Company employed an Enterprise Risk Officer to monitor and enhance the quality of the risk management process throughout the Bank and the Company, with oversight provided by the Enterprise Risk Management (“ERM”) Committee of the Board of Directors. In this regard, the Board has implemented a formal ERM Program to better position the Company to identify and understand Clifton Bancorp’s unique risk profile, set risk tolerance limits, and assess strategic choices on an ongoing basis for consistency with the Board’s risk appetite in the context of its strategic and capital planning process.

The ERM Program of the Company includes an Enterprise Risk Assessment (“ERA”) process to identify and evaluate risks. These key risks were assessed and categorized into one or more of the Clifton Bancorp defined risk categories (Capital, Business Model, Strategic Initiatives, Corporate Governance, Growth, Earnings, Human Capital and Compensation, Sustainability, Credit, Interest Rate, Liquidity, Price/Market, Operational, Compliance, Concentration and Reputation), providing management and the Board with a portfolio view of risks.

In June 2013, Clifton Bancorp also adopted a Capital Plan for fiscal years 2014-2016, which considers four scenarios (baseline three year performance model, credit deterioration stress test, interest rate risk stress test, and adverse liquidity event stress test) and a contingency plan for recovery. The Capital Plan establishes minimum capital ratios of 9% tier 1 leverage and 12% total risk based capital. Likewise, the Bank has adopted a Liquidity Contingency Plan, which established goals for liquidity and contingency plans should liquidity fall below minimum pre-established targets.

Funding Composition and Strategy

As of September 30, 2013, deposits totaled $791.4 million (see Exhibit I-12). Recently, core deposits have accounted for the growth in the deposit portfolio attracted primarily through promotional rate offerings. The Company has also strategically been pricing deposits to allow for the controlled outflow of higher costing CDs and other non-core deposit funds. Specifically, deposits grew by 3.6% from the end of fiscal 2013 to September 30, 2013, with all of the growth in core deposits (including demand, savings, and club accounts), which expanded by 18.2% over the corresponding timeframe. As of September 30, 2013, the Company’s balance of CDs equaled $556.9 million, or 70.4% of the Company’s deposits, and the majority of CDs have remaining maturities of one year or less (see Exhibit I-13). Jumbo CDs (balances of $100,000 or more) equaled $218.1 million, or 39.2% of total CDs. The Company does not hold any brokered CDs.

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As of September 30, 2013, savings and club accounts totaled $160.8 million, which approximated 20.3% of the deposit portfolio. The remaining core accounts consisting of interest bearing and non-interest bearing checking accounts and money market accounts, totaling $73.6 million, or 9.3% of the deposit portfolio as of September 30, 2013.

Borrowings have been utilized primarily as a supplemental funding source to fund lending activity and liquidity. As of September 30, 2013, the Company’s borrowings totaled $92.5 million, equal to 8.5% of total assets, consisting of fixed rate FHLB advances. Borrowed funds have been employed both as a liquidity management tool to bolster funds when deposits fall short of the Company’s requirements and also as an interest rate risk management tool. Exhibit I-14 provides details of the Company’s use of borrowed funds as of September 30, 2013.

Subsidiaries

Presently, the Bank is the only subsidiary of Clifton Bancorp. The Bank currently has one wholly-owned subsidiary, Botany, Inc., which operates as the Bank’s PIC, which exempts it from New Jersey income tax under current law and whose business consists solely of holding investment and MBS.

Legal Proceedings

As of September 30, 2013, the Company is not currently involved in any litigation which is expected to have a material impact on the Company’s financial condition or operations.

RP® Financial, LC.	MARKET AREA ANALYSIS

II.1

II. MARKET AREA ANALYSIS

Introduction

Clifton Savings Bank was established in 1928 and currently serves the northeastern area of New Jersey. Over the years the Company has grown to a 12-branch operation, with full-service locations in Passaic and Bergen Counties. In addition, the Company delivers its banking products and services through alternative delivery mechanisms including the Internet, a telephone call center and 10 ATMs. The Company’s main office in Clifton is located approximately 15 miles west of New York City. The Company’s headquarters and all of its branches are located within the New York metropolitan statistical area (“MSA”). The Company’s branch banking locations are located in Passaic and Bergen Counties, while lending operations have encompassed a greater area of northeast New Jersey focused in Essex, Morris, Hudson, and Union Counties, but extending throughout the entire state, on a limited basis. A map showing the Company’s office coverage is set forth below and details regarding the Company’s offices are set forth in Exhibit II-1.

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II.2

The New York MSA is the nation’s largest metropolitan area in terms of total population. Based on 2012 census data, the MSA population was estimated at 19.8 million. At the same time, the two counties served by the Company’s branches had a total population of approximately 1.4 million. The economy in the Company’s market area is primarily oriented to the service, manufacturing, medical, and retail industries. With operations in densely populated metropolitan areas, the Company’s competitive environment includes a significant number of thrifts, commercial banks and other financial services companies, some of which have a regional or national presence. The regional economy is highly diversified and tends to parallel trends in the broader national economy.

The New York MSA had an estimated gross product of $1.28 trillion in 2010, making it the largest regional economy in the United States. New York City’s economy is a hub for the economy over the more expansive Tri-State area. Focused in Manhattan, in lower New York City is the financial capital of the world alongside London and is home to the New York Stock Exchange (“NYSE”), the world’s largest stock exchange by market capitalization of its listed companies. The New York area is also distinctive for its high concentrations of advanced service sector firms in fields such as law, accountancy, banking and management consultancy.

Bordering New York in northern New Jersey are Passaic and Bergen Counties, where the Bank’s branch network is situated. Bergen County is located at the northeastern corner of the state and is bordered to the west by Passaic County. As counties surrounding the New York MSA, the regional market area includes a large commuter population with jobs in New York City and other areas in northern New Jersey, as well as across the Tri-State area.

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. The national economy experienced a severe downturn during 2008 and 2009, as the fallout of the housing crisis caused the wider economy to falter, with most significant indicators of economic activity declining by substantial amounts. The overall economic recession was the worst since the great depression of the 1930s. Approximately 8 million jobs were lost during the recession, as consumers cut back on spending, causing a reduction in the need for many products and services. Total personal wealth declined notably due to the housing crisis and the drop in real estate values. As measured by the nation’s gross domestic product (“GDP”), the recession officially ended in the fourth quarter of 2009, after the national GDP expanded for two

RP® Financial, LC.	MARKET AREA ANALYSIS II.3

consecutive quarters (1.7% annualized growth in the third quarter of 2009 and 3.8% annualized growth in fourth quarter of 2009). The economic expansion has continued since that date, with GDP growth of 2.2% for calendar year 2012, which slowed slightly to an average of 1.8% for the first half of 2013. Notably, a large portion of GDP growth during 2009 through the second half of 2013 was generated through federal stimulus programs, bringing into question the sustainability of the recovery without government support.

For 2012, the national inflation rate averaged a lower annual rate of 2.07% and through the nine months ended September 2013 averaged an even lower rate of 1.54%. Indicating a level of improvement, the national unemployment rate equaled 7.3% as of August 2013, a moderate decline from 8.1% as of August 2012, but still high compared to the long term historical average. There remains uncertainty about the near term future, particularly in terms of the speed at which the economy will recover, the impact of the housing crisis on longer term economic growth, and the near-term future performance of the real estate industry, including both residential and commercial real estate prices, all of which have the potential to impact future economic growth. The current and projected size of government spending and deficits also has the ability to impact the longer-term economic performance of the country.

The major stock exchange indices have reflected improvement over the last 12 months although with significant period-to-period volatility. As an indication of the changes in the nation’s stock markets over the last 12 months, as of November 15, 2013, the Dow Jones Industrial Average closed at 15,961.70, an increase of 27.3% from November 15, 2012, while the NASDAQ Composite Index stood at 3,985.97, an increase of 40.5% over the same time period. The Standard & Poor’s 500 Index totaled 1,798.18 as of November 15, 2013, an increase of 32.9% from November 15, 2012.

Based on the consensus outlook of 52 economists surveyed by The Wall Street Journal in October 2013, GDP growth is not expected to approximate 3% through at least 2015, as the pace of growth is expected to be muted for years. A 7.2% unemployment rate is forecasted at the end of 2013, which is expected to continue to decline to 6.6% at the end of 2014, while around 189,000 jobs, on average, are expected to be added per month over the next year. On average, the economists did not expect the Federal Reserve to begin raising its target rate until 2015 at the very earliest and the 10-year Treasury yield is forecasted to be 2.88% by the end of 2013 and increase to 3.47% at the end of 2014 and 3.94% at the end of 2015. The surveyed economists also forecasted home prices would rise by 7.8% in 2013 and housing starts would pick-up in 2014.

RP® Financial, LC.	MARKET AREA ANALYSIS II.4

The October 2013 housing forecast from the Mortgage Bankers Association (the “MBA”) is for existing home sales to increase by approximately 5.1% and new home sales to increase by 10.8% for 2014 as compared to 2013 existing and new home sales. The MBA forecast projected the median sales price for existing and new homes would increase by 3.6% and 5.2%, respectively, in 2014. Total mortgage production was forecasted to decline to $1.190 trillion in 2013 compared to $1.750 trillion in 2013. The forecasted reduction in 2014 originations was due to a 57% reduction in refinancing volume, with refinancing volume forecasted to total $463 billion in 2014. Comparatively, house purchase mortgage originations were predicted to increase by 9.4% in 2014, with purchase lending forecasted to total $723 billion in 2014.

Interest Rate Environment

Reflecting a strengthening economy which could lead to inflation, the Federal Reserve increased interest rates a total of 17 times from 2004 to 2006, with the Federal Funds rate and discount rate peaking at 5.25% and 6.25% in 2006. The Federal Reserve then held these two interest rates steady until mid-2007, at which time the downturn in the economy was evident, and the Federal Reserve began reacting to the increasingly negative economic news. Beginning in August 2007 and through December 2008, the Federal Reserve decreased market interest rates a total of 12 times in an effort to stimulate the economy.

As of January 2009, the Discount Rate had been lowered to 0.50%, and the Federal Funds rate target was 0.00% to 0.25%. These historically low rates were intended to enable a faster recovery of the housing industry, while at the same time lower business borrowing costs, and such rates remained in effect through early 2010. In February 2010, the Fed increased the discount rate to 0.75%, reflecting a slight change to monetary strategy. The effect of the interest rate decreases since mid-2008 has been most evident in short term rates, which decreased more than longer term rates, increasing the slope of the yield curve. This low interest rate environment has been maintained as part of a strategy to stimulate the economy by keeping both personal and business borrowing costs as low as possible. The strategy has achieved its goals, as borrowing costs for residential housing have been at historical lows, and the prime rate of interest remains at a low level. Longer-term interest rates (10-year treasury) increased somewhat in mid-2013 in response to the expectation that the Federal Reserve will cease its treasury buying efforts to keep longer term rates low. As of November 15, 2013, one- and ten-year U.S. government bonds were yielding 0.13% and 2.71%, respectively, compared to 0.18% and 1.58%, as of November 15, 2012. This has had a mixed impact on the net interest margins of many financial institutions, as they rely on a spread between the yields on

RP® Financial, LC.	MARKET AREA ANALYSIS II.5

longer term assets and the costs of shorter term funding sources. However, institutions who originate substantial volumes of prime-based loans have given up some of this pickup in yield as the prime rate declined from 5.00% as of June 30, 2008 to 3.25% as of December 31, 2008, and has remained at that level since that date. Data on historical interest rate trends is presented in Exhibit II-2.

Market Area Demographic and Economic Characteristics

Table 2.1 presents information regarding the demographic and economic trends for the Company’s market area from 2010 to 2012 and projected date through 2017. Data for the nation and the state of New Jersey is included for comparative purposes. The market area population ranges from 501,000 to 906,000 residents in Passaic and Bergen Counties, with Passaic County ranking as the ninth most populous county in New Jersey, while Bergen County is the most populous county in the state. While large in their population totals, these counties have only grown at a nominal rate of less than 0.1% over the last two years, with growth forecasted to continue to be limited through 2017. The number of households in Passaic and Bergen Counties have mirrored the modest population growth trends over the last two years, as well.

New Jersey ranks second in the United States in terms of the median household income levels. New Jersey’s central location within the metropolitan areas of New York and Philadelphia has supported a highly educated population base and high income residents. Bergen County residents in particular have high income levels, which can be attributable to its close proximity to New York City, as the suburban area is home to a large commuter population with jobs in New York City. The lower income areas of the state include the urban cities across the Hudson River from New York City, which includes Passaic County.

As noted above, median household levels in the market area are relatively high ($79,313) for Bergen County and in contrast, comparatively modest in Passaic County ($53,322) in comparison to the state average of $66,950 in 2012, as indicated above, although the market area median household levels are both above the national aggregate of $50,157. Likewise, per capita income levels equaled $39,672 and $25,575 for Bergen and Passaic Counties, as compared to the state and national aggregates of $33,924 and $26,409 in 2012. The high income levels prevailing in Bergen County are evidenced by data which shows that Bergen County ranked 23rd among all counties in the United States in 2010 in terms of per capita income and is home to three of the top 150 most expensive zip codes based upon

RP® Financial, LC.	MARKET AREA ANALYSIS II.6

Table 2.1

Clifton Savings Bancorp Inc.

Summary Demographic Data

	Year			Growth Rate
	2010	2012	2017	2010-2012	2012-2017
				(%)	(%)
Population (000)
USA	308,746	313,129	323,986	0.7%	0.7%
New Jersey	8,792	8,830	8,936	0.2%	0.2%
Passaic County	501	501	505	0.0%	0.1%
Bergen County	905	906	917	0.0%	0.3%

Households (000)
USA	116,716	118,209	122,665	0.6%	0.7%
New Jersey	3,214	3,228	3,269	0.2%	0.3%
Passaic County	167	167	168	0.1%	0.1%
Bergen County	336	337	339	0.1%	0.2%

Median Household Income ($)
USA	NA	50,157	56,895	NA	2.6%
New Jersey	NA	66,950	79,584	NA	3.5%
Passaic County	NA	53,322	62,442	NA	3.2%
Bergen County	NA	79,313	90,336	NA	2.6%

Per Capita Income ($)
USA	NA	26,409	29,882	NA	2.5%
New Jersey	NA	33,924	39,270	NA	3.0%
Passaic County	NA	25,575	29,109	NA	2.6%
Bergen County	NA	39,672	46,214	NA	3.1%

2012 Age Distribution (%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55-69 Yrs.	70+ Yrs.
USA	19.6	27.4	27.1	16.6	9.2
New Jersey	19.1	25.6	28.9	16.7	9.7
Passaic County	20.3	28.0	27.6	15.5	8.6
Bergen County	18.2	23.2	29.7	17.8	11.2

2012 HH Income Dist. (%)	Less Than $25,000	$25,000 to 50,000	$50,000 to 100,000	$100,000+

USA	24.7	25.1	29.9	20.3
New Jersey	17.6	19.6	29.7	33.1
Passaic County	24.7	22.4	27.1	25.8
Bergen County	13.6	16.9	29.3	40.1

Source: SNL Financial, Inc.

RP® Financial, LC.	MARKET AREA ANALYSIS II.7

median home price (Forbes magazine 2012 rankings). Conversely, in Passaic County, the area was recently ranked as the poorest county in the state, with contributing factors, such as high unemployment and a relatively high level of the population living in poverty, largely reflecting the more densely-populated urban cities within the county. Household income distribution patterns provide empirical support for the nature of the Company’s primary market area counties as 40.1% (in Bergen County) and 25.8% (in Passaic County) of all households had income levels in excess of $100,000 annually in 2012. Both counties exceeded the national aggregate of 20.3%, but Passaic County fell below the statewide aggregate of 33.1%, while Bergen County was higher.

Regional/Local Economy

Table 2.2 below lists the major private sector employers in Bergen and Passaic Counties.

Table 2.2

Clifton Savings Bancorp, Inc.

Major Private Sector Employers

Company/Institution	Industry	Employees
Bergen County
Hackensack University Medical Ctr	Healthcare	8,000
Valley Health System	Healthcare	2,500-4,999
Express Scripts	Healthcare	2,500-4,999
Bio-Reference Laboratories	Healthcare	2,500-4,999
NJ Sports and Exposition Auth.	Sports and Entertainment	2,500-4,999
Quest Diagnostics	Healthcare	1,000-2,499
KPMG	Accounting	1,000-2,499
Becton Dickinson	Medical Supplies	1,000-2,499
Englewood Hosp and Med Ctr	Healthcare	1,000-2,499
Unilever Best Foods	Food Production	1,000-2,499

Passaic County
St. Joseph’s Hospital	Healthcare	2,500-4,999
Scher Chemicals Inc.	Industrial	2,500-4,999
GAF Materials Corp	Asphalt Felts Coatings	1,000-2,499
ITT Corporation	Search/Navigation Equip	1,000-2,499
Toys R Us	Retail	1,000-2,499
William Paterson Univ. of NJ	Education	1,000-2,499
BAE Systems	Electronics Systems	500-999
Bank of New York	Financial	500-999
Passaic Community College	Education	500-999
CYTEC Industries	Chemicals	250-499

Source: Choose New Jersey.

RP® Financial, LC.	MARKET AREA ANALYSIS II.8

The Company’s market area contains a cross section of employment sectors, with a mix of services, wholesale/retail trade, health care facilities and finance related employment. Throughout northern New Jersey, and particularly in Bergen and Passaic Counties, the greatest employment gains over the past year have occurred in the education and healthcare industries, which are contributing to the local economies. As shown in Table 2.2 on the previous page, the healthcare industry is well represented on the list, with six healthcare facilities in the top ten of the largest employers in Bergen County and St. Joseph’s Hospital reported as the top employer in Passaic County. Health care is the only industry that has added jobs in the state of New Jersey every year since 1990, according to the New Jersey Department of Labor and Workforce Development. Moreover, the healthcare industry is projected to grow at an annual rate of 1.3% through 2020.

Employment data presented in Table 2.3 below, indicates that consistent with the profile of the largest employers, services are the most prominent sector for the state of New Jersey and Bergen and Passaic Counties, comprising 29%, 33%, and 30% of total employment, respectively. The data shows that employment in services and wholesale/retail trade constitutes the primary sources of employment in both of the market area counties, followed by government jobs in Passaic County and financial services jobs in Bergen County. Bergen County’s proximity to New York City supports the high level of financial services occupations.

Table 2.3

Clifton Savings Bancorp Inc.

Primary Market Area Employment Sectors

(Percent of Labor Force)

Employment Sector	New Jersey	Bergen County	Passaic County

	(% of Total Employment)
Services	28.5%	33.3%	30.0%
Wholesale/Retail Trade	11.7%	17.5%	16.7%
Healthcare	15.1%	13.5%	12.4%
Finance/Insurance/Real Estate	12.3%	12.9%	9.7%
Government	12.6%	8.2%	13.0%
Manufacturing	5.3%	5.8%	8.4%
Construction	1.8%	3.9%	5.0%
Transportation/Utility	4.2%	3.1%	3.2%
Information	4.2%	1.8%	1.2%
Agriculture	0.3%	0.0%	0.1%
Other	4.0%	0.1%	0.1%

	100.0%	100.0%	100.0%

Source: Bureau of Economic Analysis, 2011

RP® Financial, LC.	MARKET AREA ANALYSIS II.9

New York City has been a leading center of finance in the world economy since early in the last century. Based in New York City, the NYSE and the NASDAQ, are the world’s two largest stock exchanges, respectively, when measured by average daily trading volume and overall market capitalization. Moreover, financial services account for more than 35% of the city’s employment income. New York City is home to six major stock, commodities, and futures exchanges: American Stock Exchange, International Securities Exchange, NASDAQ, New York Board of Trade, New York Mercantile Exchange, and NYSE. Coupled with the presence of major banks, investment houses, private equity funds, etc., New York City is the world’s largest financial center.

Unemployment Trends

Comparative unemployment rates for Bergen and Passaic Counties, as well as for the United States and New Jersey are shown in Table 2.4. The data indicates that the August 2013 unemployment rate of 8.5% for New Jersey was above the comparable U.S. unemployment rate of 7.3% and fell in between Bergen County (7.3%) and Passaic County (10.2%) unemployment rates. Bergen County’s low unemployment rate further shows the more affluent nature of the wealthier suburban neighborhoods that make up the county, while the comparatively higher unemployment in Passaic County is the result of more urban inner city areas within the county, which are surrounded by middle-class and working-class suburban areas.

Table 2.4

Clifton Savings Bancorp Inc.

Unemployment Trends

Region	August 2012 Unemployment	August 2013 Unemployment

United States	8.1%	7.3%
New Jersey	9.7%	8.5%
Passaic County	11.7%	10.2%
Bergen County	8.4%	7.3%

Source: U.S. Bureau of Labor Statistics.

Importantly, the Company’s primary market area experienced a significant downturn in the local and regional economy during the recession of 2008 to 2009. Home prices dropped steadily between 2007 and 2011, which led to slowed consumer spending, high unemployment, and other economic problems. The recovery has been slow throughout Clifton Bancorp’s market area, but home prices and unemployment are both improving in 2013.

RP® Financial, LC.	MARKET AREA ANALYSIS II.10

Real Estate Trends

1.	Home Sales

According to the New Jersey Association of Realtors (“NJAR”), mortgage interest rates are at the highest level in two years, forcing some buyers out of the market. The initial rise in interest rates provided strong incentive for closing deals. However, further rate increases may potentially diminish the pool of eligible buyers. In New Jersey, existing home sales are up 11.0% for the first quarter of 2013, compared to the first quarter of 2012, while in northern New Jersey, where the Company’s branch locations and lending operations are based, there was a similar increase of 12.5% over the same time period, as shown in Table 2.5 below. The statewide median sales price of existing single-family homes in the first quarter of 2013 declined 0.4% to $262,300, while Bergen and Passaic County’s home sales prices show a similar declining trend. The decreasing trend in sales price for the state and for the Company’s primary market area counties may be partially attributable to the lengthy judicial foreclosure process in New Jersey that has affected Clifton Bancorp and other financial institutions, stalling foreclosure resolutions. Based on the data below, as well as the Company’s good asset quality, the real estate trends in the Company’s market area seem relatively stable.

Table 2.5

Clifton Savings Bancorp, Inc.

Residential Real Estate Trends

	Existing Single-Family Home Sales			Median Sales Price
Region	Mar-13	Mar-12%		Mar-13	Mar-12%
New Jersey	19,100	17,200	11.0%	$262,300	$263,400	-0.4%
Northern NJ	9,900	8,800	12.5%	$320,400	$315,000	1.7%
Passaic County	395	340	16.2%	$276,000	$277,100	-0.4%
Bergen County (1)	NA	NA	NA	$385,000	$386,000	-0.3%
New York MSA (2)	NA	NA	NA	$399,900	$382,500	4.5%

(1)	Northjersey.com; compiled by New Jersey Multiple Listing Service.
(1)	National Association of Realtors; 2nd Quarter 2013 vs 2nd Quarter 2012.

Source: New Jersey Home Sales Report, New Jersey Association of Realtors.

RP® Financial, LC.	MARKET AREA ANALYSIS II.11

2.	Commercial Real Estate Market

According to Cushman & Wakefield, Inc. (“Cushman & Wakefield”), a commercial real estate services firm, through the second quarter of 2013, dispositions continue to weigh the commercial real estate market down and demand has remained steady, but weak, as new leasing activity remains below historical levels. At 19.9%, the vacancy rate (total vacant space as a percentage of total inventory) for the second quarter of 2013 reflected a 2% increase from the second quarter of 2012, as new demand remained slow in most market segments of northern New Jersey. Overall absorption, or the total change in occupied space, continued to decline from the end of 2012 through the end of the first half of 2013, dropping to over 1.1 million square feet of available space for the first time since the end of 2011, with almost half of this total concentrated in Hudson County. Bergen and Essex Counties were the only two counties in northern New Jersey to record slight positive absorption, due to relatively healthy leasing. Keeping pace with the previous quarter, northern New Jersey posted only 830,000 square feet of new leasing activity. The year-to-date total is well below historical levels and lags the 2012 mid-year total by 12.0%. Demand was driven by the pharmaceutical and life sciences sector. From the first quarter to the second quarter of 2013, the overall asking rental rate fell by more than $0.20 per square foot to $25.98 per square foot, although the overall average rental rate is up 2.4% from one year ago. As the state’s economy continues to modestly rebound coupled with possible redevelopment of older office product, it is anticipated by Cushman & Wakefield, that the market will show signs of a more consistent recovery in 2014.

3.	Foreclosure Trends

During September 2013, foreclosure filings fell 27% from a year earlier, which marks the 36th consecutive month with an annual decrease in nationwide foreclosure activity. In contrast, foreclosure filings in New Jersey increased 55% in September 2013, compared to a year earlier.

Many experts blame the recent increase in foreclosure activity at least in part on New Jersey’s relatively slow foreclosure process. Specifically, the average New Jersey foreclosure takes 1,014 days from beginning to end (more than two and a half years), the second slowest in the United States, after New York. Foreclosure activity was further slowed last year when a series of lawsuits over “robo-signing,” or mortgage lenders approving documents without reading them, were proceeding through the court system. With several new rulings and settlements issued in these cases, foreclosure activity has picked up and lenders are trying to move through the backlog.

RP® Financial, LC.	MARKET AREA ANALYSIS II.12

New Jersey ranked fifth in the country with the highest foreclosure rate with one in every 656 homes receiving a foreclosure filing, as reported by RealtyTrac, a company specializing in real estate foreclosure data. Furthermore, the state had the second highest foreclosure inventory of 6.5% of mortgaged homes as of September 2013, as reported by Corelogic, a property information, analytics and services provider.

Locally, foreclosures followed the statewide trend, as Bergen County’s foreclosure activity in the third quarter 2013 was up 46% year over year, while in Passaic County foreclosure activity was up 54% over the same time period. In Bergen County, one in every 410 households received a foreclosure filing during the third quarter 2013, while one in every 222 households received a foreclosure filing in Passaic County, as reported by NorthJersey.com.

Market Area Deposit Characteristics

The Company’s retail deposit base is closely tied to the economic fortunes of Bergen and Passaic Counties and, in particular, the areas that are nearby to each of the office facilities. Table 2.6 displays deposit market trends from June 30, 2008 through June 30, 2013 for Passaic and Bergen Counties and the state of New Jersey.

Table 2.6

Clifton Savings Bancorp, Inc.

Deposit Summary

	As of June 30,						Deposit Growth Rate 2008-2013
	2008			2013
	Deposits	Market Share	No. of Branches	Deposits	Market Share	No. of Branches

		(Dollars in Thousands)					(%)
New Jersey	$227,188,713	100.0%	3,381	$276,313,267	100.0%	3,241	4.0%
Commercial Banks	155,743,621	68.6%	2,415	207,913,800	75.2%	2,477	5.9%
Savings Institutions	71,445,092	31.4%	966	68,399,467	24.8%	764	-0.9%

Passaic County	$9,403,974	100.0%	162	$11,007,777	100.0%	150	3.2%
Commercial Banks	7,038,921	74.9%	130	8,399,458	76.3%	122	3.6%
Savings Institutions	2,365,053	25.1%	32	2,608,319	23.7%	28	2.0%
Clifton SB	469,076	5.0%	2	601,095	5.5%	7	5.1%

Bergen County	$33,048,502	100.0%	519	$41,463,745	100.0%	481	4.6%
Commercial Banks	21,935,157	66.4%	380	29,158,245	70.3%	360	5.9%
Savings Institutions	11,113,345	33.6%	139	12,305,500	29.7%	121	2.1%
Clifton SB	120,390	0.4%	3	208,073	0.5%	5	11.6%
Source: FDIC

RP® Financial, LC.	MARKET AREA ANALYSIS II.13

New Jersey bank and thrift deposits increased at a 4.0% annual rate during the five year period, with savings institutions declining by 0.9% and commercial banks reporting annual deposit growth of 5.9%. The decline in savings institution deposits over the five year time period was largely due to deposit declines in certain larger institutions in troubled condition and less aggressive growth strategies of institutions, in general, given the adverse economic conditions that have existed since 2008. Overall, savings institutions held a market share of 24.8% of total deposits statewide as of June 30, 2013.

The Company’s deposit market share in Passaic County of $601.1 million of deposits represented 5.5% market share of bank and thrift deposits at June 30, 2013, while the Company’s deposit market share in Bergen County of $208.1 million of deposits represented 0.5% market share. Both Passaic and Bergen Counties are dominated by commercial banks, which hold an approximate 76% and 70% of the county deposit market share, respectively, and both counties experienced an increase in total deposits in a range of 3.2% to 4.6% over the five year period ended 2013. The Company’s annual deposit growth was highest in Bergen County (11.6%), although the Company continues to hold a nominal market share. The Company held a larger deposit market share in Passaic County as of June 30, 2013, where Clifton Bancorp operates seven branches and where deposits increased by 5.1% over the five year period ended 2013. Competition for deposits in New Jersey is intense, as the close proximity to New York City and the appeal of the suburban New Jersey market makes it very attractive to financial institutions, many of whom are larger and/or are able to offer a broader array of products and services then Clifton.

Deposit Competition

The competitive environment for financial institution products and services on a national, regional and local level can be expected to become even more competitive in the future. Consolidation in the banking industry provides economies of scale to the larger institutions, while the increased presence of investment options provides consumers with attractive investment alternatives to financial institutions. Clifton Bancorp faces notable competition in both deposit gathering and lending activities, including direct competition with financial institutions that primarily have a local, regional or national presence. Securities firms and mutual funds also represent major sources of competition in raising deposits. In many cases, these competitors are also seeking to provide some or all of the community-oriented services as the Company. With regard to lending competition, Clifton Bancorp encounters the most significant competition from the same institutions providing deposit services. In addition, the Company competes with mortgage companies, independent mortgage brokers, and credit unions.

RP® Financial, LC.	MARKET AREA ANALYSIS II.14

From a competitive standpoint, the Company benefits from its status of a locally-owned financial institution, longstanding customer relationships, and continued efforts to offer competitive products and services. However, competitive pressures will also likely continue to build as the financial services industry continues to consolidate and as additional non-bank investment options for consumers become available. Additionally, the New York MSA is a major center for financial services and Clifton Bancorp competes with a number of very large financial institutions that are either headquartered or maintain office networks in northeast New Jersey. Some of the larger commercial banks and thrifts operating in the Company’s market include JP Morgan Chase & Co., Bank of America, and TD Bank. The significant level of competition is demonstrated numerically in Table 2.7 below, which reflects that the two largest competitors for the Company (as defined by financial institutions with branches within a 10 mile radius of the Clifton Bancorp’s branches) have almost two-thirds of the deposit market share. Importantly, there are many other competitors, in terms of thrifts, commercial banks, and credit unions in the market, as well. These numbers do not include competition from mortgage banking companies, investment houses, mutual funds and other sources.

Table 2.7

Clifton Savings Bancorp, Inc.

Deposit Market Share

Company	Headquarters		Branches	Deposits in Competing Branches (1)

				($000)	(%)
Clifton Savings Bancorp, Inc.	Clifton	NJ	12	$809,168	0.1%

Deposit Competitors (2)
JPMorgan Chase & Co.	New York	NY	274	$366,019,141	60.2%
Bank of America Corp.	Charlotte	NC	168	70,866,226	11.7%
Toronto-Dominion Bank	Toronto	Canada	135	18,208,344	3.0%
Valley National Bancorp	Wayne	NJ	127	7,771,195	1.3%
Wells Fargo & Co.	San Francisco	CA	110	8,773,922	1.4%
Citigroup Inc.	New York	NY	97	42,541,337	7.0%
PNC Financial Services Group	Pittsburgh	PA	93	5,142,608	0.8%
Capital One Financial Corp.	McLean	VA	91	18,008,578	3.0%
HSBC	London	United Kingdom	53	46,810,055	7.7%
Santander	Boadilla del Monte	Spain	47	2,940,772	0.5%
Hudson City Bancorp Inc.	Paramus	NJ	45	8,844,195	1.5%
Oritani Financial Corp.	Township of Washington	NJ	26	1,443,886	0.2%
Provident Financial Services	Jersey City	NJ	24	1,534,242	0.3%
New York Community Bancorp	Westbury	NY	22	6,696,003	1.1%
Investors Bancorp Inc. (MHC)	Short Hills	NJ	22	1,692,676	0.3%

Total for All Competitors			1,334	$608,102,348	100.0%

(1)	Deposits as of June 30, 2013.
(2)	Defined for purposes of this presentation as institutions maintaining a branch office within 10 miles of a Clifton Savings Bank branch.

Source: SNL Financial, LC.

RP® Financial, LC.	MARKET AREA ANALYSIS II.15

Overall, the magnitude of the competition that Clifton Bancorp faces is apparent with more than 1,334 financial institution branches in Passaic and Bergen Counties within a 10 mile radius of a Clifton Bancorp branch.

RP® Financial, LC.	PEER GROUP ANALYSIS III.1

III. PEER GROUP ANALYSIS

This section presents an analysis of Clifton Bancorp’s operations versus a group of comparable savings institutions (the “Peer Group”) selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Clifton Bancorp is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments to account for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Clifton Bancorp, individually or as a whole, key areas examined for differences to determine if valuation adjustments are appropriate were in the following areas: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and, effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded thrifts whose common stock is either listed on a national exchange (NYSE or AMEX) or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than “non-listed thrifts” i.e., those listed on the Over-the-Counter Bulletin Board or Pink Sheets, as well as those that are non-publicly traded and closely-held. Institutions that are not listed on the NYSE or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, MHCs, and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. We typically exclude those companies that were converted less than one year as their financial results do not reflect a full year of reinvestment benefit and since the stock trading activity is not seasoned, however we have made an exception concerning one New Jersey thrift that converted almost a year ago (January 2013) and is a competitor of the Company. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group should be comprised of regionally-based institutions with relatively comparable resources, strategies and financial characteristics. There are 120 publicly-traded thrift institutions nationally, which includes 17 publicly-traded MHCs. Given the

RP® Financial, LC.	PEER GROUP ANALYSIS III.2

limited number of public full stock thrifts, it is typically the case that the Peer Group will be comprised of institutions which are not directly comparable, but the overall group will still be the “best fit” peer group. To the extent that key differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for such key differences. Since Clifton Bancorp will be a full stock public company upon completion of the Second-Step Conversion, we considered only full stock companies to be viable candidates for inclusion in the Peer Group, excluding those in MHC form.

Based on the foregoing, from the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of Clifton Bancorp. The Peer Group selection process focused on companies with similar assets sizes, relatively high tangible equity/assets ratios, strong asset quality, and were profitable over the last twelve month period. We believe these characteristics are given significant weight by investors in evaluating Clifton Bancorp and similarly situated institutions. Accordingly, the institutions selected for inclusion in the valuation Peer Group were headquartered in the eastern half of the United States, with total assets between $700 million and $2.75 billion, equity/assets over 10% (and with tangible equity/assets over 9.5%), NPAs/assets ratios under 2.5%, and positive core earnings on a trailing twelve month basis. In total, ten publicly-traded thrifts met the criteria and all were included in the Peer Group. As noted above, Northfield Bancorp, Inc. of New Jersey completed a second-step conversion almost a year ago, on January 10, 2013, and we included them in the Peer Group because they are a competitor of the Company and have a high level of capital, like the Company, on a pro forma basis.

Table 3.1 shows the general characteristics of each of the ten Peer Group companies and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Clifton Bancorp, we believe that the Peer Group companies, on average, provide a good basis for the valuation subject to valuation adjustments. The following sections present a comparison of Clifton Bancorp’s financial condition, income and expense trends, loan composition, interest rate risk, and credit risk versus the Peer Group as of the most recent publicly available date.

In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies is detailed in the following pages.

RP® Financial, LC.	PEER GROUP ANALYSIS III.3

Table 3.1

Peer Group of Publicly-Traded Thrifts

									As of November 15, 2013
Ticker	Financial Institution	Exchange	Primary Market	Total Assets (1)		Offices	Fiscal Year	Conv. Date	Stock Price	Market Value
				($Mil)					($)	($Mil)
NFBK	Northfield Bancorp, Inc. of NJ	NASDAQ	Woodbridge, NJ	$2,727		30	31-Dec	01/13	12.53	726
BKMU	Bank Mutual Corp of WI	NASDAQ	Brown Deer, WI	2,333		76	31-Dec	10/03	6.26	291
FBNK	First Connecticut Bancorp, Inc. of CT	NASDAQ	Farmington, CT	1,992		21	31-Dec	06/11	15.57	256
ESSA	ESSA Bancorp, Inc. of PA	NASDAQ	Stroudsburg, PA	1,372		27	30-Sep	04/07	10.65	127
WFD	Westfield Financial, Inc. of MA	NASDAQ	Westfield, MA	1,271		11	31-Dec	01/07	7.23	150
FXCB	Fox Chase Bancorp, Inc. of PA	NASDAQ	Hatboro, PA	1,107		11	31-Dec	06/10	17.49	212
CBNJ	Cape Bancorp, Inc. of NJ	NASDAQ	Cape May Court House, NJ	1,051	(2)	15	31-Dec	02/08	9.75	119
OSHC	Ocean Shore Holding Co. of NJ	NASDAQ	Ocean City, NJ	1,043		12	31-Dec	12/09	14.16	99
BLMT	BSB Bancorp, Inc. of MA	NASDAQ	Belmont, MA	1,023		7	31-Dec	10/11	14.27	129
THRD	TF Financial Corporation of PA	NASDAQ	Newtown, PA	715	(2)	18	31-Dec	07/94	27.66	87

NOTES:(1) As of September 30, 2013.

              (2) As of June 30, 2013.

Source: SNL Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS

111.4

•	Northfield Bancorp, Inc. of NJ (“NFBK”) operates 30 banking offices in northeastern New Jersey and southern New York, and thus, operates in Clifton Bancorp’s regional market. NFBK’s asset composition reflects a high proportion of cash and investments, as net proceeds from NFBK’s recent second-step conversion were reinvested into cash and securities pending longer term deployment into loans. NFBK’s had the highest tangible equity ratio of the Peer Group companies, also due to the recent second-step conversion. The loan portfolio is more heavily focused on multi-family and commercial real estate (“CRE”) loans, but also includes a high level of MBS as compared to the Peer Group. Risk weighted assets (“RWA”) to total assets were higher than the Peer Group because of the more diversified loan portfolio. NFBK’s asset quality ratios were generally similar to the Peer Group and earnings were at the higher end of the Peer Group range. At September 30, 2013, NFBK had total assets of $2.7 billion and a tangible equity-to-assets ratio of 25.6%. For the twelve months ended September 30, 2013, NFBK reported earnings of 0.64% of average assets, which is above the Peer Group average, while core earnings of 0.60% of average assets were also higher than the Peer Group. NFBK’s market capitalization was $726 million as of November 15, 2013.

•	Bank Mutual Corp of WI (“BKMU”) operates a total of 76 banking offices, with 75 offices in Wisconsin and one office in the St. Paul, Minnesota metropolitan area. BKMU’s asset composition reflects a high proportion of loans and MBS and funding primarily through deposits. RWA to assets was in line with the Peer Group, falling in between the average and median. The loan portfolio includes meaningful levels of CRE and multi-family loans, as well as residential mortgages (inclusive of MBS). Additionally, BKMU has a $1.2 billion in loans serviced for others; an amount that is significantly higher than all of the Peer Group companies. BKMU’s asset quality ratios are relatively more favorable than the Peer Group, in terms of NPAs and reserve coverage. At September 30, 2013, BKMU had total assets of $2.3 billion and a tangible equity-to-assets ratio of 11.9%. For the twelve months ended September 30, 2013, BKMU had reported earnings of 0.43% of average assets, which falls short of the Peer Group average. Likewise, core earnings of 0.23% of average assets were also below the Peer Group average. BKMU’s market capitalization was $291 million as of November 15, 2013.

•	First Connecticut Bancorp, Inc. of CT (“FBNK”) operates through 21 banking offices throughout central Connecticut. FBNK’s asset composition reflects a high proportion of loans and funding primarily through deposits. Lending operations were more heavily focused on commercial business and CRE loans in comparison to the Peer Group medians, which translated into a RWA to assets ratio at the upper end of the Peer Group range. FBNK recorded asset quality ratios less favorable than the Peer Group in terms of the level of NPAs and reserve coverage ratios. FBNK’s earnings were comparatively modest in relation to the Peer Group averages reflecting the impact of its comparatively high operating expense ratio. At September 30, 2013, FBNK had total assets of $2.0 billion and a tangible equity-to-assets ratio of 11.4%. For the twelve months ended September 30, 2013, FBNK reported earnings of 0.31% of average assets and minimal core earnings. FBNK’s market capitalization was $256 million as of November 15, 2013.

•

ESSA Bancorp, Inc. of PA (“ESSA”) operates 27 banking offices in northeastern Pennsylvania. ESSA’s balance sheet reflects a similar asset and funding mix relative to the Peer Group, but a tangible equity-to-assets ratio that falls below the Peer Group average and median. The leveraging of ESSA’s capital stems from a recent acquisition. Enhancing the comparability to Clifton Bancorp, ESSA’s interest-earning assets consist

RP® Financial, LC.	PEER GROUP ANALYSIS

111.5

of a high proportion of residential mortgage loans and MBS, and a low proportion of higher risk-weighted construction and CRE loans relative to the Peer Group averages, which resulted into a lower RWA to assets ratio than the Peer Group average and median. At September 30, 2013, ESSA had total assets of $1.4 billion and a tangible equity-to-assets ratio of 11.3%. For the twelve months ended September 30, 2013, ESSA reported earnings of 0.63% of average assets and core earnings of 0.57% of average assets, which is above the Peer Group averages. ESSA’s market capitalization was $127 million as of November 15, 2013.

•	Westfield Financial, Inc. of MA (“WFD”) operates through a total of 11 banking offices in western Massachusetts. WFD’s balance sheet reflects reliance on wholesale investment and funding strategies as cash and investments comprise a high proportion of assets (46.1%) and borrowings equal to 24.4% of assets, representing the upper end of the Peer Group range. At the same time, residential assets including MBS and 1-4 family mortgage loans exceeded the Peer Group aggregates, with limited diversification into other loans, except CRE and commercial business loans. In terms of asset quality measures, WFD’s NPA/Assets ratio fell below the Peer Group averages, while reserve coverage in relation to NPAs and NPLs was less favorable. WFD’s core earnings fell slightly below the Peer Group average and median levels, primarily as a result of WFD’s thin net interest margin. At September 30, 2013, WFD had total assets of $1.3 billion and a tangible equity-to-assets ratio of 12.3%. For the twelve months ended September 30, 2013, WFD reported earnings of 0.50% of average assets and core earnings of 0.34% of average assets. WFD’s market capitalization was $150 million as of November 15, 2013.

•	Fox Chase Bancorp, Inc. of PA (“FXCB”) operates through 11 banking offices in the Philadelphia metropolitan area in eastern Pennsylvania. FXCB’s balance sheet reflects a modestly greater wholesale element based on its higher ratio of cash and investments and borrowed funds in comparison to the Peer Group averages and medians. FXCB maintains a diversified loan portfolio with levels of commercial business and CRE loans, exceeding the Peer Group averages. Moreover, while the proportion of 1-4 family mortgage loans is relatively modest, FXCB maintains a high proportion of MBS. FXCB’s asset quality ratios were mostly unfavorable in comparison to the Peer Group, with the exception of reserve coverage in relation to total loans and NPLs. At September 30, 2013, FXCB reported total assets of $1.1 billion and a tangible equity-to-assets ratio of 15.7%. For the twelve months ended September 30, 2013, FXCB reported earnings of 0.54% of average assets and core earnings of 0.45% of average assets, slightly higher than the Peer Group. FXCB’s market capitalization was $212 million as of November 15, 2013.

•	Cape Bancorp, Inc., of NJ (“CBNJ”) operates through 15 banking offices throughout southeast New Jersey. CBNJ’s balance sheet reflects a similar asset and funding mix relative to the Peer Group averages and medians. CBNJ’s loan portfolio composition reflected modestly greater diversification into CRE loans and a relatively high RWA to assets ratio as compared to the Peer Group. CBNJ reported mostly less favorable asset quality ratios than the Peer Group. Earnings was comparable to the Peer Group median, supported by higher spreads and a high level of non-interest income, which was mitigated by a high level of provisions and operating expenses. At June 30, 2013, CBNJ reported total assets of $1.1 billion and a tangible equity-to-assets ratio of 11.9%. For the twelve months ended June 30, 2013, CBNJ reported net income of 0.49% of average assets and core earnings of 0.37% of average assets, which is relatively comparable to the Peer Group. CBNJ’s market capitalization was $119 million as of November 15, 2013.

RP® Financial, LC.	PEER GROUP ANALYSIS 111.6

•	Ocean Shore Holding Co. of NJ (“OSHC”) operates 12 banking offices through two counties in southeastern New Jersey. OSHC’s balance sheet composition is broadly similar to the Peer Group, and its focus on 1-4 family residential lending (1-4 family mortgage loans were 58% of assets) coupled with its New Jersey location enhances its comparability to the Company. OSHC’s reported earnings fell slightly below the Peer Group average and median, partially as a result of OSHC’s lower spreads. OSHC also maintained the lowest NPAs to assets ratio of the Peer Group companies, due in large part to its low risk 1-4 family mortgage lending focus, while reserve coverage in relation to loans and NPLs was similar to the Peer Group. At September 30, 2013, OSHC reported total assets of $1.0 billion and a tangible equity-to-assets ratio of 9.7%. For the twelve months ended September 30, 2013, OSHC reported earnings of 0.48% of average assets and core earnings of 0.49% of average assets. OSHC’s market capitalization was $99 million as of November 15, 2013.

•	BSB Bancorp, Inc. of MA (“BLMT”) operates out of 7 banking offices in Middlesex County, Massachusetts, within the Boston Metropolitan Area. BLMT’s balance sheet composition reflects a higher level of loans, funded by a similar level of deposits, but higher proportion of borrowings than the Peer Group averages and medians. BLMT realized organic asset growth at the higher end of the Peer Group range over the last twelve months, which was funded with strong deposit and borrowings growth. BLMT deployed the additional funds to achieve growth in the loan and investment securities portfolios. Portfolio loans are more heavily concentrated in multi-family and consumer loans in comparison to the Peer Group averages, which translated into its relatively high RWA to assets ratio. BLMT’s asset quality was generally more favorable than the Peer Group. BLMT had the lowest reported earnings of the Peer Group range over the last twelve months due to a modest spread, coupled with low noninterest income, and relatively high operating expenses. BLMT’s tangible equity-to-assets fell in between the Peer Group average and median, however. At September 30, 2013, BLMT reported total assets of $1.0 billion and a tangible equity-to-assets ratio of 12.6%. For the twelve months ended September 30, 2013, BLMT reported earnings of 0.20% of average assets and minimal core earnings. BLMT’s market capitalization was $129 million as of November 15, 2013.

•	TF Financial Corporation of PA (“THRD”) is the smallest company in the Peer Group, in terms of total assets ($715 million), and operates through a total of 18 banking offices in southeast Pennsylvania and southern New Jersey. In comparison to the Peer Group, THRD’s asset composition reflected a higher proportion of loans and lower investment securities, while THRD’s funding composition was less dependent upon borrowings in comparison to the Peer Group aggregates. Lending operations were more heavily focused on 1-4 family lending (inclusive of investment in MBS) in comparison to the Peer Group averages and medians. THRD’s NPAs/assets ratio was slightly higher than the Peer Group average and median. THRD’s earnings were at the upper end of the Peer Group range supported by its strong spreads and net interest margin. At June 30, 2013, THRD reported total assets of $715 million and a tangible equity-to-assets ratio of 11.1%. For the twelve months ended June 30, 2013, THRD reported earnings equal to 0.85% of average assets and core earnings of 0.90% of average assets. THRD’s market capitalization was $87 million as of November 15, 2013.

RP® Financial, LC.	PEER GROUP ANALYSIS

III.7

In the aggregate, the Peer Group companies maintain a higher tangible equity level, in comparison to the industry median (11.95% of assets versus 11.42% for all non-MHC public companies), but generate a slightly lower level of core profitability (0.41% of average assets for the Peer Group versus 0.43% of average assets for all non-MHC public companies). The Peer Group’s modestly higher tangible equity and lower core earnings levels translated into a lower median core ROE ratio (2.66% for the Peer Group versus 2.98% for all non-MHC public companies). Overall, the Peer Group’s pricing ratios were relatively similar to all full stock publicly-traded thrifts, as the median price/tangible book (“P/TB”) ratio was at a modest premium to the industry median, while the Peer Group’s price/assets (“P/A”) ratio was only at a slight discount to the industry median. The Peer Group’s core price /earnings (“P/E”) multiple is also at a discount to the industry median.

	All Non-MHC Public-Thrifts	Peer Group
Financial Characteristics (Medians)
Assets ($Mil)	$753	$1,189
Market Capitalization ($Mil)	$95	$140
Tangible Equity/Assets (%)	11.42%	11.95%
Core Return on Average Assets (%)	0.43%	0.41%
Core Return on Average Equity (%)	2.98%	2.66%

Pricing Ratios (Medians) (1)
Price/Core Earnings (x)	20.63x	32.45x
Price/Tangible Book (%)	100.00%	101.94%
Price/Assets (%)	12.46%	12.32%

(1)	Based on market prices as of November 15, 2013.

The thrifts selected for the Peer Group were relatively comparable to Clifton Bancorp in terms of all of the selection criteria and are considered the “best fit” group. While there are many similarities between Clifton Bancorp and the Peer Group on average, there are some notable differences that lead to the valuation adjustments discussed herein. The following comparative analysis highlights key similarities and differences between Clifton Bancorp and the Peer Group.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Clifton Bancorp and the Peer Group, reflecting balances as of September 30, 2013 or the most recent date available. On a reported basis, Clifton Bancorp’s equity-to-assets ratio of 17.4% was above the Peer Group’s

RP® Financial, LC.	PEER GROUP ANALYSIS

III.8

Table 3.2

Balance Sheet Composition and Growth Rates

Comparable Institution Analysis

As of September 30, 2013

		Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital
		Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Equity	Goodwill & Intang	Tangible Equity	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. & Subdebt	Equity	Tangible Equity	Tangible	Core	Reg.Cap.
Clifton Savings Bancorp, Inc.
September 30, 2013		1.4%	42.1%	3.3%	51.2%	73.1%	8.5%	0.0%	17.4%	0.0%	17.4%	4.50%	-13.94%	21.91%	1.12%	67.01%	0.84%	0.84%	15.29%	15.29%	36.29%
																.

All Public Companies
Averages		6.0%	21.0%	1.9%	66.7%	74.4%	10.5%	0.4%	13.4%	0.7%	12.7%	4.07%	1.66%	5.65%	4.22%	0.14%	1.13%	0.68%	12.92%	12.76%	21.23%
Medians		4.3%	16.7%	2.0%	68.3%	75.9%	8.5%	0.0%	12.6%	0.0%	11.9%	1.50%	-0.52%	3.54%	1.24%	-0.40%	-0.63%	-0.59%	12.36%	12.20%	19.72%

State of NJ
Averages		3.0%	26.0%	2.5%	64.2%	71.1%	14.0%	0.2%	13.7%	1.1%	12.6%	4.36%	-5.98%	10.12%	1.67%	16.98%	-0.88%	-1.35%	12.81%	12.81%	20.16%
Medians		1.9%	21.2%	2.4%	68.3%	73.1%	11.3%	0.0%	13.6%	0.5%	9.9%	1.28%	-7.14%	5.66%	1.12%	-0.81%	0.39%	0.39%	10.93%	10.93%	20.40%

Comparable Group
Averages		4.0%	23.0%	2.5%	66.9%	71.2%	13.6%	0.1%	13.8%	0.5%	13.3%	4.06%	0.74%	8.29%	4.62%	2.13%	-4.34%	-4.32%	11.25%	11.25%	18.45%
Medians		2.9%	20.1%	2.4%	68.7%	75.8%	10.8%	0.0%	12.2%	0.3%	11.8%	1.77%	-1.47%	4.59%	2.56%	-2.18%	-2.67%	-2.67%	11.05%	11.05%	18.22%

Comparable Group
BLMT	BSB Bancorp, Inc. of MA	4.8%	14.7%	1.3%	77.8%	71.1%	15.1%	0.0%	12.6%	0.0%	12.6%	24.41%	47.38%	20.27%	25.64%	50.87%	-2.67%	-2.67%	NA	NA	NA
BKMU	Bank Mutual Corp of WI	2.5%	27.5%	2.6%	61.9%	75.8%	8.8%	0.0%	12.0%	0.0%	11.9%	-6.11%	-20.06%	2.37%	-7.89%	-2.80%	1.48%	1.48%	10.89%	10.89%	18.22%
CBNJ	Cape Bancorp, Inc. of NJ (1)	3.3%	16.5%	2.9%	70.2%	75.7%	9.9%	0.0%	13.9%	2.2%	11.7%	0.21%	1.44%	1.49%	0.65%	-0.07%	-1.77%	-2.03%	9.50%	9.50%	14.13%
ESSA	ESSA Bancorp, Inc. of PA	2.1%	23.7%	2.1%	67.6%	75.9%	11.1%	0.0%	12.1%	0.8%	11.3%	-3.28%	-4.04%	-2.33%	4.56%	-35.14%	-5.11%	-5.05%	11.20%	11.20%	NA
FBNK	First Connecticut Bancorp of CT	2.5%	6.6%	1.9%	86.2%	77.8%	8.8%	0.0%	11.4%	0.0%	11.4%	13.44%	7.15%	15.30%	23.26%	-17.36%	-6.05%	-6.05%	NA	NA	NA
FXCB	Fox Chase Bancorp, Inc. of PA	0.6%	31.6%	1.5%	63.3%	61.7%	21.8%	0.0%	15.7%	0.0%	15.7%	3.33%	1.10%	3.98%	-2.86%	37.04%	-5.11%	-5.11%	13.10%	13.10%	20.02%
NFBK	Northfield Bancorp, Inc. of NJ	3.4%	38.3%	4.6%	50.4%	54.7%	18.0%	0.0%	26.3%	0.6%	25.6%	9.48%	-9.78%	27.86%	-4.98%	-1.55%	NM	NM	NA	NA	NA
OSHC	Ocean Shore Holding Co. of NJ	12.0%	13.1%	2.2%	69.7%	77.1%	10.5%	1.0%	10.2%	0.5%	9.7%	-1.70%	-16.84%	5.20%	-1.87%	-4.11%	1.90%	2.04%	NA	NA	NA
THRD	TF Financial Corporation of PA (1)	6.3%	14.4%	2.5%	73.4%	79.9%	7.3%	0.0%	11.7%	0.6%	11.1%	4.29%	14.33%	2.10%	4.46%	2.84%	4.18%	4.42%	10.21%	10.21%	17.64%
WFD	Westfield Fin. Inc. of MA	2.2%	43.9%	3.7%	48.2%	62.4%	24.4%	0.0%	12.3%	0.0%	12.3%	-3.47%	-13.33%	6.66%	5.18%	-8.43%	-25.87%	-25.87%	12.60%	12.60%	22.24%

(1)	Financial information is for the quarter ended June 30, 2013.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2013 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS

111.9

median and average equity-to-assets ratios of 12.2% and 13.8%. Tangible equity-to-assets ratios for the Company equaled 17.4%, above the Peer Group median and average of 11.8% and 13.3%, respectively, with the Peer Group reporting a limited intangible assets balance, while the Company did not have any intangible assets.

The Company’s pro forma capital position will increase with the addition of stock proceeds, providing the Company with an equity and tangible equity ratio (the Company has no intangible equity and the ratios are therefore the same) that is expected to exceed the Peer Group’s ratios to a greater extent (i.e., in a range of 27% to 30%). As a result of the Second-Step Conversion, the increase in Clifton Bancorp’s pro forma equity position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Company’s higher pro forma capitalization will initially depress return on equity. Both Clifton Bancorp’s and the Peer Group’s capital ratios reflected capital surpluses with respect to the regulatory capital requirements. On a pro forma basis, the Company’s regulatory surpluses will become more significant and will continue to exceed the Peer Group’s regulatory capital ratios. Additionally, the ability to leverage the increased equity and improve the ROE will be dependent upon the ability of the Company to execute a business plan focused on balance sheet and earnings growth.

The interest-earning assets (“IEA”) composition reflects differences in terms of the proportion of loans, as Clifton Bancorp’s ratio of loans to assets of 51.2% is lower than the Peer Group median ratio of 68.7%. Conversely, Clifton Bancorp’s level of cash and investments equal to 43.5% of assets was much higher than the Peer Group median of 23.0%. The Company’s asset strategy revolves around two asset classes: investment securities and mortgage loans, with mortgage loans primarily consisting of one-to-four family mortgages secured by properties within the state of New Jersey. While the Company has indicated an intent to expand the commercial and multi-family mortgage loan portfolios over time, significant change will only occur gradually over time. As noted in the financial analysis in Section I, the Company has recently emphasized growth in the loan portfolio, thereby shifting available funds from investment securities into higher yielding loans. The primary objective of focusing on growth of the loan portfolio has been to leverage capital and enhance earnings. Overall, Clifton Bancorp’s IEA amounted to 94.7% of assets, which modestly exceeded the Peer Group’s median ratio of 91.7%. Both the Company’s and the Peer Group’s IEA ratios exclude BOLI as an interest-earning asset. On a pro forma basis, immediately following the Second-Step Conversion, a portion of the proceeds will initially be invested into shorter-term investment

RP® Financial, LC.	PEER GROUP ANALYSIS 111.10

securities, increasing the relative proportion of cash and investments for the Company in comparison to the Peer Group over the short term, pending longer term deployment into higher yielding loans. Furthermore, the IEA advantage for the Company will strengthen.

Clifton Bancorp’s funding liabilities reflected a funding strategy that was relatively similar to that of the Peer Group. The Company’s deposits equaled 73.1% of assets, which fell in between the average and median for the Peer Group of 71.2% and 75.8% of assets, while the Company’s borrowings equaled 8.5% of assets, which also fell below the average and median of 13.6% and 10.8% (inclusive of subordinated debt) for the Peer Group. Total interest-bearing liabilities (“IBL”) maintained as a percent of assets equaled 81.6% and 86.6% for Clifton Bancorp and the Peer Group, respectively, with the Company’s lower ratio supported by maintenance of a higher capital position. The ratio of IBL will be reduced on a post-Offering basis as the Company funds a greater portion of its operations with equity.

A key measure of balance sheet strength for a financial institution is the IEA/IBL ratio, with higher ratios often facilitating stronger profitability levels, depending on the overall asset/liability mix. Presently, the Company’s IEA/IBL ratio of 116.1% exceeds the Peer Group’s median ratio 105.9%, which is principally the result of the Company’s higher equity/assets ratio. The additional equity realized from stock proceeds will further increase the Company’s IEA/IBL ratio relative to the Peer Group, as the net proceeds realized from Clifton Bancorp’s Offering are expected to be reinvested into interest-earning assets and the increase in the Company’s equity position will result in a lower level of interest-bearing liabilities funding assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. During this period, the Company recorded modest asset growth of 4.50% versus minimal asset growth of 1.77% for the Peer Group based on the median. While the growth in total assets was modest for Clifton Bancorp, the composition of assets changed more significantly. In this regard, the Company’s loan portfolio increased by 21.91%, which was partially funded through a redeployment of funds from cash and investments, which decreased by 13.94%, reflecting management’s efforts to shift available funds from investments to loans. The Peer Group reported more balanced growth trends within their assets bases, as loans expanded by 4.59% and cash and investments shrunk by 1.47%, respectively, based on the medians.

Asset growth for Clifton Bancorp was funded primarily by the expanded utilization of borrowings, which increased by 67.0% over the twelve months ended September 30, 2013, while deposits increased 1.1% over the corresponding timeframe. On the other hand, the Peer Group’s asset growth was funded with growth in deposits (2.6% growth based on the median),

RP® Financial, LC.	PEER GROUP ANALYSIS 111.11

as borrowings declined by 2.2%. The Company’s equity increased by a less than 1% during the twelve months ended September 30, 2013, as the growth rate of equity was largely offset by dividends and share repurchases. Likewise, the Peer Group equity diminished by 2.7% based on the median over the twelve months ended September 30, 2013. The Company’s post-Offering equity growth rate will initially be constrained by maintenance of a comparatively higher pro forma equity position in comparison to the Peer Group and the low reinvestment yields available in the current market environment. While the Company has targeted earnings to improve over time, Clifton Bancorp’s high capital ratio will tend to limit the near term improvement.

Income and Expense Components

Table 3.3 shows comparative income statement measures for the Company and the Peer Group, reflecting earnings for the twelve months ended September 30, 2013, or the most recent date available. Clifton Bancorp reported net income equal to 0.59% of average assets, which was higher than the Peer Group’s earnings of 0.50% of average assets, based on the median. While the Company’s net income figure was somewhat higher than the Peer Group’s, there were some important differences in the components of earnings as Clifton Bancorp operated with a lower ratio of loan loss provisions and significantly lower operating expenses, which are partially offset by the Company’s lower level of net interest income, significantly lower non-interest income, and non-operating income in comparison to the Peer Group.

The Company’s interest income to average assets fell below the Peer Group’s average and median, while the ratio of interest expense to average assets was above the Peer Group’s average and median. Overall, the Company’s ratio of net interest income to average assets, equal to 2.20%, was lower than the Peer Group’s average and median ratios of 2.85% and 2.81%, respectively. The Company’s lower interest income ratio is primarily due to the lower loans/assets ratio than maintained by the Peer Group, along with the lower yield on interest-earning assets. The higher ratio of interest expense to average assets reflects the Company’s higher cost of funds, with the majority of deposits consisting of higher costing CDs. Importantly, while the Company’s recent initiatives to expand the loan portfolio, both with respect to 1-4 family residential loans and commercial mortgage loans may enhance asset yields, management has indicated that it expects the related growth to be gradual which will limit the near term earnings improvement.

RP® Financial, LC.	PEER GROUP ANALYSIS III.12

Table 3.3

Income as Percent of Average Assets and Yields, Costs, Spreads

Comparable Institution Analysis

For the 12 Months Ended September 30, 2013

			Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads
		Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Clifton Savings Bancorp, Inc.
September 30, 2013		0.59%	3.19%	0.99%	2.20%	0.10%	2.10%	0.00%	0.00%	0.12%	0.12%	1.38%	0.00%	0.05%	0.00%	3.44%	1.26%	2.19%	$10,513	33.92%

All Public Companies
Averages		0.54%	3.75%	0.74%	3.01%	0.21%	2.80%	0.06%	-0.06%	0.71%	0.71%	3.05%	0.01%	0.40%	0.00%	4.01%	0.87%	3.14%	$5,528	30.57%
Medians		0.60%	3.72%	0.69%	3.03%	0.13%	2.87%	0.00%	-0.02%	0.59%	0.59%	2.87%	0.00%	0.12%	0.00%	3.98%	0.83%	3.17%	$4,849	33.22%

State of NJ
Averages		0.58%	3.60%	0.76%	2.84%	0.26%	2.58%	0.00%	-0.06%	0.49%	0.43%	2.15%	0.01%	0.07%	0.00%	3.86%	0.90%	2.97%	$8,377	32.10%
Medians		0.54%	3.46%	0.72%	2.85%	0.15%	2.58%	0.00%	0.00%	0.45%	0.40%	2.03%	0.00%	0.06%	0.00%	3.71%	0.86%	3.00%	$6,958	34.72%

Comparable Group
Averages		0.51%	3.53%	0.68%	2.85%	0.16%	2.69%	0.03%	-0.09%	0.56%	0.50%	2.61%	0.01%	0.15%	0.00%	3.76%	0.80%	2.96%	$6,394	31.75%
Medians		0.50%	3.42%	0.65%	2.81%	0.15%	2.61%	0.00%	-0.02%	0.41%	0.45%	2.74%	0.00%	0.16%	0.00%	3.66%	0.80%	2.92%	$6,111	32.08%

Comparable Group
BLMT	BSB Bancorp, Inc. of MA	0.20%	3.30%	0.56%	2.74%	0.18%	2.57%	0.07%	0.00%	0.19%	0.26%	2.74%	0.00%	0.22%	0.00%	3.40%	0.67%	2.74%	$8,974	38.39%
BKMU	Bank Mutual Corp of WI	0.43%	3.34%	0.62%	2.72%	0.23%	2.49%	0.13%	-0.15%	1.06%	1.05%	3.18%	0.00%	0.31%	0.00%	3.63%	0.72%	2.90%	$3,431	34.28%
CBNJ	Cape Bancorp, Inc. of NJ (1)	0.49%	3.99%	0.60%	3.39%	0.31%	3.08%	0.00%	-0.15%	0.78%	0.63%	3.06%	0.01%	0.17%	0.00%	4.46%	0.71%	3.75%	$5,443	39.95%
ESSA	ESSA Bancorp, Inc. of PA	0.63%	3.67%	0.81%	2.86%	0.27%	2.59%	0.07%	0.03%	0.35%	0.46%	2.23%	0.07%	0.08%	0.00%	3.93%	0.94%	3.00%	NM	24.31%
FBNK	First Connecticut Bancorp of CT	0.32%	3.40%	0.53%	2.87%	0.06%	2.81%	0.00%	-0.01%	0.36%	0.35%	3.08%	0.00%	0.35%	0.00%	3.58%	0.63%	2.96%	$6,111	26.87%
FXCB	Fox Chase Bancorp, Inc. of PA	0.54%	3.63%	0.73%	2.91%	0.09%	2.82%	0.00%	-0.46%	1.19%	0.74%	2.92%	0.00%	0.14%	0.00%	3.80%	0.87%	2.93%	$7,850	29.87%
NFBK	Northfield Bancorp, Inc. of NJ	0.64%	3.43%	0.68%	2.76%	0.12%	2.63%	0.00%	0.00%	0.26%	0.26%	1.96%	0.01%	0.07%	0.00%	3.69%	0.88%	2.80%	$8,912	35.47%
OSHC	Ocean Shore Holding Co. of NJ	0.48%	3.33%	0.84%	2.49%	0.09%	2.40%	0.00%	-0.01%	0.45%	0.44%	2.07%	0.00%	-0.01%	0.00%	3.51%	0.95%	2.56%	$5,997	35.59%
THRD	TF Financial Corporation of PA (1)	0.85%	4.00%	0.58%	3.42%	0.32%	3.10%	0.00%	-0.09%	0.84%	0.75%	2.74%	0.00%	-0.08%	0.00%	4.26%	0.67%	3.60%	$4,440	27.71%
WFD	Westfield Fin. Inc. of MA	0.50%	3.20%	0.84%	2.37%	-0.03%	2.40%	0.00%	-0.02%	0.07%	0.05%	2.09%	0.00%	0.25%	0.00%	3.38%	0.98%	2.40%	$6,389	25.06%

(1)	Financial information is for the twelve months ended June 30, 2013.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2013 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS

III.13

Sources of non-interest operating income provided a larger contribution to the Peer Group’s earnings than the Company’s, with such income amounting to 0.12% and 0.41%, respectively. Historically, the Company has had relatively modest levels of fee generating activities, primarily due to a high concentration of CDs in the deposit portfolio that do not generate notable levels of fee income. The Company’s non-interest operating income consists substantially of fees and service charges generated from the Company’s retail banking activities, as well as income from the cash surrender of BOLI.

Clifton Bancorp’s operating expense ratio equaled 1.38% for the twelve months ended September 30, 2013, which was approximately half the level of the Peer Group median of 2.74%. The Company has been effective in limiting operating expenses, by maintaining a relatively large average branch size, focusing on a limited menu of loan products and by funding operations with CDs and borrowings, which entail a limited non-interest cost to acquire and service. Operating expenses are expected to increase modestly on a post-Offering basis as a result of the expense of the additional stock-related benefit plans, which the Company will seek to offset through balance sheet growth and by reinvestment of the Offering proceeds.

Clifton Bancorp’s efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 59.5% is more favorable than the Peer Group’s ratio of 84.1%, as the Company’s lower net interest income and lower non-interest income were offset by lower operating expenses. Loan loss provisions were modestly lower for the Company as compared to the Peer Group median, with loan loss provisions equaling 0.10% and 0.15% of average assets, respectively. The low levels of loan provisions established by the Company and the Peer Group was supported by their relatively favorable credit quality measures.

Non-operating income/expense for the Company and the Peer Group were at minimal levels, as net non-operating gains equaled 0.05% of average assets for Clifton Bancorp, in comparison to the Peer Group’s average and median net non-operating gains of 0.15% and 0.16%, respectively. The Company’s non-operating income primarily consisted of a net gain on the sale of securities, only partially offset by a small loss on the disposal of fixed assets.

Taxes had a slightly greater impact on the Company’s earnings in comparison to the Peer Group, with average tax rates of 33.92% and 32.08%, respectively, for the most recent twelve month period . As indicated in the prospectus, the Company’s effective marginal tax rate is equal to 40.0%.

RP® Financial, LC.	PEER GROUP ANALYSIS

III.14

Loan Composition

Table 3.4 presents data related to the comparative loan portfolio composition (including the investment in MBS). The Company’s loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans and MBS relative to the Peer Group median (76.49% of assets versus 46.69% of assets for the Peer Group), reflective of the Company’s traditional thrift business model. The Company did not report a balance of loans serviced for others or servicing assets, while seven of the ten Peer Group companies reported a balance of loans serviced for others and eight of the ten Peer Group companies maintained relatively modest balances of loan servicing intangibles.

Table 3.4

Loan Portfolio Composition and Related Information

Comparable Institution Analysis

As of September 30, 2013

		Portfolio Composition as a Percent of Assets
Institution		MBS	1-4 Family	Constr. & Land	Multi- Family	Comm RE	Commerc. Business	Consumer	RWA/ Assets	Serviced For Others	Servicing Assets
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($000)	($000)
Clifton Savings Bancorp, Inc.		29.19%	47.30%	0.05%	2.05%	1.83%	0.00%	0.09%	42.82%	$0	$0

All Public Companies
Averages		12.50%	32.88%	3.00%	6.29%	16.71%	4.24%	1.81%	63.21%	$1,581,866	$15,859
Medians		10.67%	30.84%	2.19%	2.20%	16.99%	3.00%	0.36%	64.03%	$33,410	$305

State of NJ
Averages		15.77%	32.19%	1.54%	9.17%	18.98%	2.79%	0.34%	58.32%	$220,611	$1,695
Medians		13.39%	30.67%	1.45%	1.62%	16.45%	2.18%	0.08%	57.17%	$2,020	$3
Comparable Group
Averages		16.98%	36.03%	1.98%	6.53%	17.57%	5.15%	1.10%	63.44%	$168,807	$1,417
Medians		12.66%	34.03%	1.26%	2.52%	15.93%	4.06%	0.12%	64.39%	$15,280	$268

Comparable Group
BLMT	BSB Bancorp, Inc. of MA	9.68%	37.39%	2.04%	11.17%	18.33%	0.28%	9.26%	69.85%	$63,300	$378
BKMU	Bank Mutual Corp of WI	27.04%	28.86%	4.58%	11.00%	10.94%	6.51%	0.88%	63.56%	$1,159,340	$8,889
CBNJ	Cape Bancorp, Inc. of NJ (1)	7.96%	30.67%	1.24%	2.67%	30.67%	7.01%	0.07%	72.95%	$2,020	$3
ESSA	ESSA Bancorp, Inc. of PA	15.63%	54.53%	1.27%	1.50%	7.68%	0.64%	0.16%	58.08%	$0	$382
FBNK	First Connecticut Bancorp of CT	0.55%	41.91%	4.58%	4.31%	25.09%	11.13%	0.10%	73.30%	$283,090	$2,888
FXCB	Fox Chase Bancorp, Inc. of PA	29.75%	17.15%	0.70%	1.57%	28.77%	12.95%	0.02%	68.72%	$28,540	$157
NFBK	Northfield Bancorp, Inc. of NJ	33.38%	6.82%	0.70%	27.97%	14.23%	1.61%	0.07%	65.21%	$0	$0
OSHC	Ocean Shore Holding Co. of NJ	7.69%	58.12%	2.43%	0.41%	8.15%	0.91%	0.08%	41.88%	$0	$4
THRD	TF Financial Corporation of PA (1)	6.81%	66.05%	1.25%	2.31%	15.01%	0.82%	0.26%	61.40%	$150,300	$1,471
WFD	Westfield Fin. Inc. of MA	31.33%	18.78%	0.96%	2.38%	16.85%	9.67%	0.14%	59.46%	$1,480	$0

(1)	As of the quarter ended June 30, 2013.

Source:	SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources w e believe are reliable, but w e cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2013 by RP® Financial, LC.

Diversification into higher risk and higher yielding types of lending was more significant for the Peer Group compared to the Company, as the ratio of such loans equaled 23.89% versus 4.02% for the Company. This is reflected in the Company’s lower risk weighted assets-

RP® Financial, LC.	PEER GROUP ANALYSIS

III.15

to-assets ratio of 42.82% versus the Peer Group’s average and median ratios of 63.44% and 64.39%. The majority of the Company’s higher risk lending is in CRE and multi-family lending, while commercial mortgage and non-mortgage loans make up the majority of the Peer Group’s higher risk loans. The management of Clifton Bancorp has indicated an intent to more actively diversify the loan portfolio into CRE and multi-family lending, but the change to the loan portfolio composition is expected to be modest given the targeted loan volumes projected, respectively.

Credit Risk

Overall, based on a comparison of credit quality measures, the Company’s credit risk exposure was considered to be more favorable in comparison to the Peer Group, mainly due to Clifton Bancorp’s low credit risk lending and conservative underwriting strategies. As shown in Table 3.5 below, the Company’s NPAs/assets and NPLs/loans ratios equaled 0.50% and 0.90%, respectively, versus comparable median measures of 1.79% and 2.01% for the Peer Group.

Table 3.5

Credit Risk Measures and Related Information

Comparable Institution Analysis

As of September 30, 2013

Institution		REO/ Assets	NPAs & 90+Del/ Assets (1)	NPLs/ Loans (1)	Rsrves/ Loans	Rsrves/ NPLs (1)	Rsrves/ NPAs & 90+Del (1)	Net Loan Chargeoffs(2)	NLCs/ Loans
		(%)	(%)	(%)	(%)	(%)	(%)	($000)	(%)
Clifton Savings Bancorp, Inc.		0.04%	0.50%	0.90%	0.53%	58.71%	54.33%	$172	0.03%

All Public Companies
Averages		0.37%	2.69%	3.37%	1.42%	67.52%	50.38%	$899	0.27%
Medians		0.15%	1.87%	2.50%	1.28%	50.11%	44.41%	$202	0.12%

State of NJ
Averages		0.41%	3.25%	4.17%	1.23%	53.93%	41.68%	$858	0.37%
Medians		0.09%	2.01%	2.69%	1.30%	51.54%	44.25%	$633	0.14%

Comparable Group
Averages		0.26%	1.70%	2.12%	1.20%	63.29%	49.22%	$264	0.11%
Medians		0.12%	1.79%	2.01%	1.13%	60.22%	48.41%	$158	0.09%

Comparable Group
BLMT	BSB Bancorp, Inc. of MA	0.00%	1.17%	1.49%	0.91%	61.37%	61.37%	$22	-0.02%
BKMU	Bank Mutual Corp of WI	0.40%	1.44%	1.51%	1.55%	102.82%	66.37%	$479	0.13%
CBNJ	Cape Bancorp, Inc. of NJ (1)	0.69%	2.01%	1.73%	1.29%	74.42%	46.41%	$228	0.12%
ESSA	ESSA Bancorp, Inc. of PA	0.15%	2.34%	3.21%	0.86%	26.80%	25.40%	$920	0.39%
FBNK	First Connecticut Bancorp of CT	0.00%	2.10%	2.37%	1.02%	45.81%	45.20%	$42	0.01%
FXCB	Fox Chase Bancorp, Inc. of PA	0.60%	2.22%	2.29%	1.56%	68.18%	45.33%	$45	0.03%
NFBK	Northfield Bancorp, Inc. of NJ	0.02%	1.71%	3.27%	1.93%	59.06%	58.20%	$523	0.15%
OSHC	Ocean Shore Holding Co. of NJ	0.09%	0.80%	1.02%	0.58%	56.55%	50.40%	$66	0.04%
THRD	TF Financial Corporation of PA (1)	0.69%	1.87%	1.35%	1.07%	96.16%	51.73%	$225	0.14%
WFD	Westfield Fin. Inc. of MA	0.00%	1.38%	2.95%	1.18%	41.74%	41.74%	$91	0.06%

(1)	Includes TDRs for the Company and the Peer Group.
(2)	Net loan chargeoffs are show n on a last tw elve month basis; Clifton Savings is for the six months ended September 30, 2013, on an annualized basis.
(3)	Financial Information is for the quarter ending June 30, 2013.

Source:	Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources w e believe are reliable, but w e cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2013 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS

III.16

Reserve coverage in relation to NPAs was more favorable for the Company (54.33%) than the Peer Group (48.41%), however reserves as a percentage of NPLs and loans were lower for the Company at 58.71% and 0.53% than the comparable Peer Group medians of 60.22% and 1.13%. Net loan charge-offs as a percent of loans were minimal for both the Company and the Peer Group, equaling 0.03% of loans and 0.09% of loans.

Interest Rate Risk

Table 3.6 on the following page reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group on a pre-Offering basis. In terms of balance sheet composition, Clifton Bancorp’s interest rate risk characteristics were considered to be more favorable than the comparable measures for the Peer Group. Most notably, the Company’s tangible equity-to-assets ratio and IEA/IBL ratio were higher than the comparable Peer Group ratios, while the Company’s non-interest earning assets were lower than the Peer Group average and median. On a pro forma basis, the infusion of stock proceeds should serve to provide the Company with comparative advantages over the Peer Group’s balance sheet interest rate risk characteristics, with respect to the increases that will be realized in the Company’s equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Clifton Bancorp and the Peer Group. In general, the fluctuations in the Company’s ratios were similar to those experienced by the Peer Group, implying that the interest rate risk associated with the Company’s net interest income was similar in comparison to the Peer Group, based on the interest rate environment that prevailed during the period covered in Table 3.6. The stability of the Company’s net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of Clifton Bancorp’s assets and the proceeds will be substantially deployed into interest-earning assets.

Importantly, the Company’s primary lending strategy is focused on 1-4 family mortgage lending where demand is currently limited to fixed rate loans. Accordingly, there is an inherent mismatch in the longer-term duration of loans, which possess a relatively high level of interest rate risk exposure, and the Company’s shorter-term funding liabilities. While the relative risk exposure in comparison to the Peer Group is difficult to quantify, it is believed that the Company earnings and capital would be impacted more significantly by rising interest rates than the Peer Group.

RP® Financial, LC.	PEER GROUP ANALYSIS

III.17

Table 3.6

Interest Rate Risk Measures and Net Interest Income Volatility

Comparable Institution Analysis

As of September 30, 2013

		Balance Sheet Measures
		Tangible Equity/ Assets	IEA/ IBL	Non-Earn. Assets/ Assets	Quarterly Change in Net Interest Income
Institution					9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
		(%)	(%)	(%)	(change in net interest income is annualized in basis points)
Clifton Savings Bancorp, Inc.		17.4%	116.1%	5.3%	-3	-5	0	2	-3	4

All Public Companies		12.6%	109.2%	6.2%	3	0	-6	-3	-2	2
State of NJ		11.5%	100.5%	6.3%	4	-1	-4	-2	-1	-2

Comparable Group
Average		13.6%	111.3%	6.2%	5	1	-8	-1	9	-3
Median		12.1%	108.6%	5.8%	10	2	-6	-4	12	-2

Comparable Group
BLMT	BSB Bancorp, Inc. of MA	14.1%	114.8%	3.0%	10	-5	-6	-4	19	-25
BKMU	Bank Mutual Corp of WI	11.8%	108.0%	8.1%	14	4	8	18	17	-2
CBNJ	Cape Bancorp, Inc. of NJ (1)	11.7%	105.1%	10.0%	NA	2	-7	-5	15	-2
ESSA	ESSA Bancorp, Inc. of PA	11.1%	108.4%	6.6%	-12	2	-20	24	38	-1
FBNK	First Connecticut Bncorp of CT	12.5%	111.4%	4.9%	-7	4	-36	4	7	-5
FXCB	Fox Chase Bancorp, Inc. of PA	15.5%	113.8%	4.6%	10	-6	1	-26	12	-13
NFBK	Northfield Bancorp, Inc. of NJ	26.1%	128.0%	7.4%	14	6	-5	-4	-5	-2
OSHC	Ocean Shore Holding Co. of NJ	9.7%	107.1%	5.3%	3	4	2	-5	-19	-7
THRD	TF Financial Corp of PA (1)	11.1%	107.7%	6.0%	NA	-5	-22	-11	11	17
WFD	Westfield Fin. Inc. of MA	12.4%	108.8%	5.6%	9	0	3	-2	-3	7

NA=Change is greater than 100 basis points during the quarter.

(1)	Financial information is for the quarter ending June 30, 2013.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2013 by RP® Financial, LC.

Summary

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Clifton Bancorp. In those areas where notable differences exist, we will apply appropriate valuation adjustments in the next section.

RP® Financial, LC.	VALUATION ANALYSIS

IV.1

IV. VALUATION ANALYSIS

Introduction

This section presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company’s conversion transaction.

Appraisal Guidelines

The federal regulatory appraisal guidelines required by the FRB and the OCC specify the pro forma market value methodology for estimating the pro forma market value of a converting thrift. Pursuant to this methodology: (1) a peer group of comparable publicly-traded thrifts is selected; (2) a financial and operational comparison of the converting thrift relative to the peer group is conducted to discern key differences, leading to valuation adjustments; and, (3) a valuation analysis in which the pro forma market value of the converting thrift is determined based on the market pricing of the peer group as of the date of the valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group discussed in Section III, which constitutes “fundamental analysis” techniques. Additionally, the valuation incorporates a “technical analysis” of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings, as well as high equity public thrifts. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company’s to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Clifton Bancorp’s operations and financial condition; (2) monitor Clifton Bancorp’s operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for

RP® Financial, LC.	VALUATION ANALYSIS

IV.2

thrift stocks and Clifton Bancorp’s stock specifically; and, (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the Offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Clifton Bancorp’s value, or Clifton Bancorp’s value alone. To the extent a change in factors impacting the Company’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated pro forma impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Company coming to market at this time.

1.	Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company’s and the Peer Group’s financial condition are noted as follows:

RP® Financial, LC.	VALUATION ANALYSIS

IV.3

•	Overall Asset/Liability Composition. In comparison to the Peer Group, the Company’s IEA composition showed a lower concentration of loans and a higher concentration of cash and investments. Lending diversification into higher risk and higher yielding types of loans was more significant for the Peer Group, as the Company reported a higher percentage of its loan portfolio in residential lending (inclusive of investment in MBS). Due to this greater concentration in residential loans and securities, Clifton Bancorp reported a lower RWA ratio in comparison to the Peer Group. The Company’s IEA composition results in a lower comparative yield. While the Company has indicated the intent to expand the higher yielding commercial and multi-family mortgage loan portfolios over time, the change is expected to be gradual. The Company’s IBL cost was higher than the Peer Group’s cost of funds. Overall, the Company maintained a higher level of interest-earning assets and a lower level of interest-bearing liabilities compared to the Peer Group’s ratios, which resulted in a higher IEA/IBL ratio for the Company of 116.1% versus 105.9% for the Peer Group. After factoring in the impact of the net stock proceeds, the Company’s IEA/IBL ratio should exceed the Peer Group’s ratio by greater amount.

•	Credit Quality. Key credit quality measures for Clifton Bancorp were generally more favorable than the Peer Group, due to the Company’s low credit risk lending strategy. Specifically, the ratio of other real estate owned (“OREO”)/assets, NPAs/assets and NPLs/loans were lower than the comparable Peer Group ratios. Loss reserves as a percent of NPLs and total loans fell below the Peer Group’s average and median ratios, while reserve coverage in terms of NPAs was slightly more favorable than the Peer Group. Net loan charge-offs as a percent of loans for the Company fell below the average and median of the Peer Group. As noted above, the Company’s RWA ratio was lower than the Peer Group’s average and median ratios, as well.

•	Balance Sheet Liquidity. The Company’s currently higher level of cash and investment securities will be increase on a post conversion basis. The majority of Clifton Bancorp’s current investment portfolio is classified as HTM which limits the ability to convert a significant portion of the portfolio to cash except by utilizing the portfolio as collateral for borrowings. Following the infusion of net stock proceeds, the Company’s cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into shorter term investment securities, while proceeds infused into the Bank will be deployed into investments, pending the longer-term deployment into loans. The Company’s future borrowing capacity is considered to be greater than the Peer Group, given the lower level of borrowings.

•	Funding Liabilities. Although the Company’s IBL composition reflects a similar level of deposits and a lower concentration of borrowings relative to the Peer Group, the Company has a higher cost of funds due to a higher proportion of CDs. The Company’s total IBL ratio is comparatively lower due to its higher capital position. Following the Offering, this advantage will increase.

•	Tangible Equity. The Company currently higher tangible equity ratio will be strengthened relative to the Peer Group, providing it greater leverage capacity, lower dependence on IBL to fund assets and a greater capacity to absorb unanticipated losses. At the same time, this greater capital surplus will make it difficult to achieve a competitive ROE and the strategic plan indicates the post conversion growth will be modest.

RP® Financial, LC.	VALUATION ANALYSIS

IV.4

On balance, Clifton Bancorp’s balance sheet financial condition was considered to be more favorable than for the Peer Group, therefore, we have applied a slight upward adjustment for the Company’s financial condition relative to the Peer Group.

2.	Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of a financial institution’s earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

•	Earnings. Clifton Bancorp reported ROAA of 0.59% for the last twelve months exceeded the Peer Group ratio of 0.51%, and there was limited difference between reporting and estimated core earnings for both the Company and the Peer Group. The Company’s higher profitability was supported by a lower ratio of loan loss provisions and lower level of operating expenses, which was partially offset by the lower level of net interest income and noninterest income in comparison to the Peer Group. Reinvestment and leveraging of the pro forma equity position will serve to increase the Company’s earnings, although the expense of the stock benefit plans will limit the initial earnings increase. While the Company is planning to undertake loan growth and diversify lending to increase its competitive profile and improve earnings and interest rate risk, such growth is anticipated to be relatively modest, initially.

•	Interest Rate Risk. Quarterly changes in the net interest income ratio for the Company and Peer Group indicated a similar degree of volatility. Other measures of interest rate risk, such as the tangible equity ratio and the Company’s IEA/IBL ratio were more favorable than the Peer Group. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Company with equity-to-assets and IEA/IBL ratios that will exceed the Peer Group ratios, as well as enhance the stability of the Company’s net interest margin through the reinvestment of stock proceeds into IEA. At the same time, while empirical data regarding interest rate risk for the Peer Group is not consistently available, the Company’s business model focused on fixed rate 1-4 family mortgage lending funded by short term deposits has created a liability sensitive position for the Company—the decline in the NPV ratio pursuant to a 200 basis point rate increase is 31.7%, which reflects a significant level of risk exposure in a rising interest rate environment.

•	Credit Risk. Loan loss provisions were a less significant factor in the Company’s profitability, in comparison to the Peer Group. In terms of future exposure to credit quality related losses, the Company maintained a slightly lower concentration of assets in loans and less lending diversification into higher credit risk loans, which resulted in a lower risk weighted assets-to-assets ratio than the Peer Group’s average and median ratio. NPAs and NPLs were lower for the Company compared to the Peer Group while reserve coverage in relation to NPAs was higher, indicative of the Company’s more favorable credit quality. Reserve coverage in terms of loans and NPLs was lower than the Peer Group, however.

RP® Financial, LC.	VALUATION ANALYSIS IV.5

•	Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Company maintained a less favorable interest rate spread than the Peer Group, which would tend to support a stronger net interest margin going forward for the Peer Group. Second, the infusion of stock proceeds will increase the Company’s earnings growth potential with respect to increasing earnings through leverage. While the Company will be implementing a business plan to pursue earnings growth based on moderate loan growth, including diversification focused on expansion of the commercial mortgage portfolio, the impact to earnings is expected to be realized only gradually and the plan will entail execution risk. Additionally, the Company may be hindered in its efforts by its current electronic data processing systems and the ability to upgrade its current systems may entail time and expense.

•	Return on Equity. While the Company’s core ROE currently falls between the average and median of the Peer Group core ROE, on a pro forma basis, the Company’s earnings increase will be limited whereas the equity will increase considerably, thus resulting in a less favorable pro forma ROE relative to the Peer Group.

On balance, Clifton Bancorp’s pro forma earnings strength was considered to be slightly less favorable than the Peer Group’s, primarily considering the Company’s relative interest rate risk exposure and pro forma ROE. Accordingly, a slight downward adjustment was applied for profitability, growth and viability of earnings.

3.	Asset Growth

Clifton Bancorp’s assets increased at an annual rate of 4.50% during the most recent twelve month period, above the Peer Group’s asset growth of 1.77%, based on the median over the same time period. Six of the ten Peer Group companies reported asset growth over the most recent twelve month period. The Company’s asset growth is primarily attributable to the aforementioned Board mandated initiative to increase overall yields and profitability by expanding the loan portfolio and shifting available funds from investment securities into higher yielding loans. Conversely, the Peer Group experienced comparatively less growth in their cash and investment portfolio than their relative loan portfolios. On a pro forma basis, the Company’s tangible equity-to-assets ratio will exceed the Peer Group’s tangible equity-to-assets ratio, indicating greater leverage capacity for the Company. The Company’s pro forma capital coupled with recent management and board initiatives to expand the loan portfolio and implement a business plan which may be more oriented toward growth led us to apply a slight upward adjustment for asset growth.

RP® Financial, LC.	VALUATION ANALYSIS IV.6

4.	Primary Market Area

The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Clifton Bancorp’s primary market area for loans and deposits is considered to be northeast New Jersey where the Company maintains its 12 branch offices. The Company operates through seven branches in Passaic County and five branches within Bergen County. Within these markets, the Company faces significant competition for loans and deposits from other financial institutions, including similarly sized community banks with a more focused market, along with larger institutions which provide a broader array of services and have significantly larger branch networks. However, the Peer Group companies also face numerous and/or larger competitors.

Demographic and economic trends and characteristics in the Company’s primary market area are comparable to the primary market areas served by the Peer Group companies (see Exhibit III-2). In this regard, the total population of the two county market area, on average, is higher than the average of the Peer Group’s primary markets. However, Passaic County’s population falls below the Peer Group market average, while Bergen County was above the average of the Peer Group markets. The 2010-2012 population growth rates for Passaic and Bergen Counties fall below the Peer Group markets’ average, while projections for the 2012-2017 period are more favorable for Bergen County in comparison to the Peer Group while Passaic County’s population growth is projected to be similar to the Peer Group. Per capita income levels in the Company’s primary market area shows that Passaic County income levels are below the Peer Group market average and Bergen County is higher than the Peer Group’s markets, reflective of differences within the Company’s densely populated markets which include both urban and inner city areas, as well as affluent suburban markets. The deposit market share exhibited by the Company in both Passaic and Bergen Counties were lower than the Peer Group average, indicative of highly competitive markets. Unemployment rates for the markets served by the Peer Group companies were all lower than the unemployment rate exhibited in Passaic County, largely representative of the more urbanized inner city area within the county. Conversely, the unemployment rate reported in Bergen County was more favorable than the Peer Group market average and median, revealing the more wealthy suburban neighborhoods within the county. Unemployment rates for the markets served by the Peer Group companies of 7.9% and 8.0% for the average and median were more favorable in comparison to Passaic County’s unemployment rate of 10.2% (higher than all the Peer Group markets), but were less favorable to Bergen County’s lower unemployment rate of 7.3%.

RP® Financial, LC.	VALUATION ANALYSIS

IV.7

On balance, we concluded that no adjustment was appropriate for the Company’s market area.

5.	Dividends

The Company has paid a quarterly dividend of $0.06 per share in recent periods and Clifton Bancorp has indicated its intention to continue to pay a quarter dividend, albeit at a lower rate of $0.05 per share or $0.20 per share annually, equal to a 2% dividend yield based on a $10.00 per share price. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics, and general economic conditions.

Nine of the ten Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 0.77% to 3.32%. The median dividend yield on the stocks of the Peer Group institutions was 1.86% as of November 15, 2013, representing a median payout ratio of 33.81% of earnings. The Company’s pro forma payout ratio at the midpoint of the Offering range was an estimated 106.66%, based on historical earnings incorporating the pro forma impact of the Offering. As of November 15, 2013, 71% of all fully-converted publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting a median yield of 1.41%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Company’s indicated dividend policy provides for a dividend yield which is within the range indicated by the Peer Group, but at a much higher payout ratio in relation to the Peer Group. While the Company’s tangible equity ratio will be at levels exceeding the Peer Group’s ratios across the Offering range and will support Clifton Bancorp’s dividend paying capacity from a capital perspective, the much higher payout ratio will be a limiting factor in the dividend growth potential for the Company in comparison to the Peer Group.

Overall, we concluded that a slight downward adjustment was warranted for the dividends valuation parameter in comparison to the Peer Group.

RP® Financial, LC.	VALUATION ANALYSIS IV.8

6.	Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on NASDAQ. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $87.1 million to $726.0 million as of November 15, 2013, with average and median market values of $219.6 million and $139.6 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 3.1 million to 57.9 million, with average and median shares outstanding of 19.7 million and 12.2 million. The Company’s Second Step Conversion is expected to provide for pro forma shares outstanding that will be in the range of the shares outstanding indicated for the Peer Group companies. The market capitalization of the Company at the midpoint of the Offering range will be above the Peer Group average and median values. Like all of the Peer Group companies, the Company’s stock will continue to be quoted on the NASDAQ following the Second Step Conversion. Overall, we anticipate that the Company’s stock will have a comparable trading market as the Peer Group companies, on average, and therefore, concluded no adjustment was necessary for this factor.

7.	Marketing of the Issue

We believe that four separate markets exist for thrift stocks, including those coming to market such as Clifton Bancorp: (A) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (B) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; (C) the acquisition market for thrift franchises in New Jersey; and, (D) the market for the public stock of Clifton Bancorp. All of these markets were considered in the valuation of the Company’s to-be-issued stock.

A.	The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth,

RP® Financial, LC.	VALUATION ANALYSIS

IV.9

regulatory issues, and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the overall stock market has generally trended higher in recent quarters. However, stocks pulled back at the start of the second quarter of 2013, as investors reacted to disappointing readings for manufacturing and service sector activity and the weaker-than-expected jobs report for March. The release of the Federal Reserve’s policy meeting details, which indicated that the Federal Reserve remained committed to easy monetary policy, fueled broader stock market gains heading into mid-April. Mixed first quarter earnings reports and growing concerns of a global economic slowdown provided for an up and down stock market during the second half of April, while a rally in technology stocks lifted the S&P 500 to record highs at the end of April. The broader stock market rally continued during the first half of May, as the DJIA closed above 15000 for the first time and the S&P 500 closed at record highs for five consecutive sessions. Factors contributing to the rally were some strong earnings reports coming out of the technology sector, the April employment report showing stronger-than-expected job growth, expectations that stocks would continue to benefit from the Federal Reserve’s stimulus policies, and as reading on consumer sentiment rose to its highest level in nearly six years. The broader stock market traded unevenly through the second half of May, as investors reacted to mixed signals from the Federal Reserve on how long its current monetary policy would continue. After closing at a record high on May 28th, the DJIA pulled back at the close of May as some strong economic reports pushed interest rates higher and further fueled the debate on when the Federal Reserve would scale back on its bond buying program. The broader stock market moved lower in mid-June 2013, as concerns mounted over whether the world’s central banks would start to rein in their stimulus programs. Worries about China’s economy slowing down and the Federal Reserve’s plans to unwind its bond buying program furthered stock market losses heading into the close of the second quarter, which was followed by a rally to close out the second quarter.

The rally in the broader stock market continued during the first half of July 2013, as the DJIA closed at multiple new highs in mid-July. Some favorable economic data and assurances from the Federal Reserve that it would continue its easy monetary policies were noteworthy factors that fueled the gains in the broader stock market. The broader stock market traded in a narrow range during the second half of July, as investors digested some mixed second quarter earnings reports and awaited fresh data on the economy. Economic data

RP® Financial, LC.	VALUATION ANALYSIS

IV.10

showing a pick-up in manufacturing activity and new unemployment claims hitting a five-year low propelled the DJIA to a new record high at the beginning of August. Following sluggish job growth reflected in the July employment report and lowered sales forecast by some retailers, stocks retreated heading into mid-August and continued through the end of the month, with the DJIA hitting a two-month low in late-August. Ongoing worries about the tapering of the economic stimulus by the Federal Reserve and the prospect of a military strike on Syria were noteworthy factors that contributed to the downturn. Some favorable economic reports, as well as subsiding investor concerns about Syria and the Federal Reserve scaling back its easy monetary policies, helped stocks to regain some upward momentum during the first half of September, although stocks reversed course and traded down to close out the third quarter, which was attributed to renewed fears over the Federal Reserve scaling back its financial stimulus program and mounting concerns over the budget standoff in Washington.

Stocks fell broadly at the beginning of the fourth quarter of 2013, as investors weighed the consequences of the budget impasse in Washington and the possibility of an extended shutdown of the U.S. Government. Indications that lawmakers were nearing a deal to raise the federal debt ceiling and end the shutdown of the U.S. Government fueled a stock market rally heading into mid-October. A last minute compromise to raise the debt ceiling, which averted a default on the national debt and allowed for the re-opening of the U.S. Government sustained the positive trends in stocks through late-October. The DJIA closed at a record high in late-October, as weaker-than-expected job growth reflected in the September employment data and subdued inflation readings raised expectations that the Federal Reserve would stay the course on its easy monetary policies at its end of October meeting. An overall strong month for stocks closed with consecutive losses at the end of October, as investors who were expecting the Federal Reserve to downgrade its economic outlook were surprised that the Federal Reserve’s assessment of the economy was unchanged and, thereby, raised expectations that it could taper its stimulus efforts as early as its next policy meeting in December. Favorable reports on manufacturing and nonmanufacturing activity in October, along with comments from a Federal Reserve President, suggesting that the Federal Reserve should wait for stronger evidence of economic momentum before tapering its bond-buying program, contributed to a rebound in stocks at the start of November. Stocks continued a relatively strong upward trend in the first half of November, as a strong jobs report, increases in factory orders and a non-manufacturing employment index pushed the major stock indices higher. The Dow Industrials and other indexes set a number of all-time records in the first two

RP® Financial, LC.	VALUATION ANALYSIS

IV.11

weeks of November, with the Dow setting an all-time high on November 15. On November 15, 2013, the DJIA closed at 15961.70, an increase of 27.3% from one year ago and an increase of 21.8% year-to-date, and the NASDAQ Composite Index closed at 3985.97, an increase of 40.5% from one year ago and an increase of 32.0% year-to-date. The S&P 500 closed at 1798.18 on November 15, 2013, an increase of 32.9% from one year ago and an increase of 26.1% year-to-date.

The market for thrift stocks has also generally shown a positive trend in recent quarters, although disappointing job growth reflected in the March employment report contributed to a decline in thrift stocks at the start of the second quarter of 2013. Thrift shares spiked higher on news that the Federal Reserve remained committed to its stimulus program and then declined in mid-April, as initial first quarter earnings reports posted by some of the large banks generally showed a continuation of net interest margin erosion. Thrift stocks strengthened in the second half of April, as financial stocks benefitted from favorable reports on the housing sector. The favorable employment report for April provided a boost to thrift stocks in early-May, which was followed by narrow trading into mid-May. Indications from the Federal Reserve that it remained committed to its bond purchase program contributed to an advance in thrift stocks heading into the second half of May and after trading in a narrow range, thrift stocks faltered at the close of May as interest rate sensitive issues were hurt by the rise in long-term Treasury yields. Thrift stocks edged lower at the start of June ahead of the release of the May employment report, which was followed by a slight uptick in thrift prices as employment data for May subdued concerns that the Federal Reserve would be curtailing its stimulus program in the near future. After trading in a narrow range through most of June, calming words from the Federal Reserve and better-than-expected economic data contributed to an upswing in thrift stocks to close out the second quarter.

The rally in thrift stocks gained momentum at the start of the third quarter of 2013, as June employment data showed job growth beating expectations. Financial shares led the broader stock market higher heading into the second half of July, as some large banks beat second quarter earnings estimates. Thrift stocks edged lower at the end of July, however, as investors took some profit following the extended run-up in thrift prices. Some favorable economic data boosted thrift shares at the beginning of August, which was followed by a downturn amid indications from the Federal Reserve that tapering of quantitative easing was becoming more likely. After trading in a narrow range through mid-August, financial shares sold-off in late-August on the threat of a military strike on Syria and a weak report on consumer

RP® Financial, LC.	VALUATION ANALYSIS

IV.12

spending. Thrift stocks rebounded along with the broader stock market during the first half of September, which was followed by a slight downturn on expectations that the Federal Reserve could begin tapering its monthly asset purchases at its next meeting and the looming threat of the budget impasse shutting down the U.S. government.

Thrift issues stabilized at the start of the fourth quarter of 2013 and then traded lower as the budget impasse in Washington continued into a second week. A deal to raise the federal debt ceiling and reopen the U.S. Government lifted thrift stocks and the broader stock market to healthy gains in mid-October. Third quarter earnings reports and signs of merger activity picking up in the thrift sector boosted thrift shares in late-October, which was followed by a slight downturn at the end of October and into early-November as the Federal Reserve concluded its two day meeting by staying the course on quantitative easing and the benchmark interest rate. Thrift stocks generally followed the stock market trends in the first half of November as certain positive economic reports (job creation and inflation) provide an upward push. The Mortgage Bankers Association released data indicating a slowdown in mortgage applications, but such new was over-shadowed by other positive indicators including higher year over year home prices and no specific news regarding Fed tapering. The major thrift indices continued an upward trend. On November 15, 2013, the SNL Index for all publicly-traded thrifts closed at 679.1, an increase of 28.7% from one year ago and an increase of 20.0% year-to-date.

B.	The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company’s pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc., which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

RP® Financial, LC.	VALUATION ANALYSIS

IV.13

As shown in Table 4.1, three second step conversions have been completed during the past three months, which is considered to be the most relevant for Clifton Bancorp’s pro forma pricing. Two out of the three recent second step conversion offerings were closed at the top of their respective ranges and one was closed between the minimum and midpoint of its offering range. The average and median closing pro forma price/tangible book ratios of the three recent second step conversion offerings equaled 66.1% and 68.5%. The three second step conversion offerings had price appreciation of 9.5% and 7.5% after their first week of trading based on the average and median, which as of November 15, 2013, increased to average and median price increases of 12.9% and 15.0% from their respective initial public offering (“IPO”) prices.

Importantly, there are some key differences between the Company and the recent second step conversions. The three recent second step conversions, which all closed their offerings in October 2013 at P/TB ratios ranging from 51.8% to 78.0%, had a higher level of NPAs on a pre-conversion basis (3.54% average NPAs/assets) and were less profitable on a trailing twelve month basis (pro forma core ROA average of 0.1%). Additionally, the gross proceeds of the offerings averaged $29.9 million and thus, the post-conversion market capitalization and expected liquidity of the newly-issued shares for Clifton Bancorp will be well in excess of the recent second step conversions. Moreover, other differences exist in these recent conversions, including the smaller asset sizes (average of $271 million) and lower equity on a pre-conversion basis (average equity/assets of 10.61%).

The most recent second step conversion was within New Jersey, completed by Delanco Bancorp, Inc. (“Delanco Bancorp”) on October 18, 2013. Delanco Bancorp closed its offering slightly below the midpoint at a P/TB ratio of 51.8%. The comparatively low pricing, in relation to the Company’s pro forma P/TB, is reflective of the Company’s subsidiary bank’s status under a regulatory agreement, unfavorable asset quality, unprofitable operations, smaller asset size ($130 million) and lower gross proceeds ($4.2 million).

The most comparable recent second step conversion offering of the three recent offerings completed, was that of Prudential Bancorp, Inc. (“Prudential Bancorp”), located in Philadelphia, Pennsylvania. Prudential Bancorp completed its offering as of October 10, 2013, selling to the maximum of its offering range and raising gross proceeds of $71.4 million, resulting in a pro forma market capitalization of $95.5 million. Prudential Bancorp closed its offering at a P/TB ratio of 78.0% and had traded up by 7.1% in aftermarket trading through November 15, 2013.

RP® Financial, LC.	VALUATION ANALYSIS

IV.14

Table 4.1

Pricing Characteristics and After-Market Trends

Recent Conversions Completed in Last Three Months

Institutional Information			Pre-Conversion Data					Offering Information				Contribution to Char. Found.		Insider Purchases				Initial Div. Yield	Pro Forma Data						IPO Price
Institution	Conversion Date	Ticker	Financial Info.		Asset Quality									% Off Incl. Fdn.+Merger Shares					Pricing Ratios(2)(5)			Financial Charac.
			Assets	Equity/ Assets	NPAs/ Assets	Res. Cov.		Excluding Foundation				Form	% of Public Off. Excl. Fdn.	Benefit Plans			Mgmt.& Dirs.		P/TB	Core P/E	P/A	Core ROA	TE/A	Core ROE
								Gross Proc.	% Offer	% of Mid.	Exp./ Proc.			ESOP	Recog. Plan	Stk Option
			($Mil)	(%)	(%)	(%)		($Mil)	(%)	(%)	(%)		(%)	(%)	(%)	(%)	(%)(1)	(%)	(%)	(X)	(%)	(%)	(%)	(%)	(%)
Standard Conversions
None

Second Step Conversions
Delanco Bancorp, Inc. - NJ*	10/18/13	DLNO-OTCQB	$130	8.73%	6.11%	18	%$	4.2	56%	99%	20.7%	N.A.	N.A.	4.5%	0.0%	4.6%	5.0%	0.00%	51.8%	NM	5.7%	-0.2%	11.0%	-1.6%	$8.00
Prudential Bancorp, Inc. - PA	10/10/13	PBIP-NASDAQ	$466	12.69%	1.33%	48	%$	71.4	75%	115%	3.5%	N.A.	N.A.	4.0%	4.0%	10.0%	0.3%	0.00%	78.0%	46.19	18.0%	0.4%	23.1%	1.7%	$10.00
AJS Bancorp, Inc. - IL	10/10/13	AJSB-OTCQB	$216	10.42%	3.17%	39	%$	14.1	61%	132%	8.0%	N.A.	N.A.	8.0%	4.0%	10.0%	5.0%	0.00%	68.5%	NM	10.2%	-0.1%	14.9%	-0.4%	$10.00
Averages—Second Step Conversions:			$271	10.61%	3.54%	35	%$	29.9	64%	115%	10.7%	N.A.	N.A.	5.5%	2.7%	8.2%	3.4%	0.00%	66.1%	46.2x	11.3%	0.1%	16.3%	-0.1%	$9.33
Medians—Second Step Conversions:			$216	10.42%	3.17%	39	%$	14.1	61%	115%	8.0%	N.A.	N.A.	4.5%	4.0%	10.0%	5.0%	0.00%	68.5%	46.2x	10.2%	-0.1%	14.9%	-0.4%	$10.00
Averages—All Conversions:			$271	10.61%	3.54%	35	%$	29.9	64%	115%	10.7%	N.A.	N.A.	5.5%	2.7%	8.2%	3.4%	0.00%	66.1%	46.2x	11.3%	0.1%	16.3%	-0.1%	$9.33
Medians—All Conversions:			$216	10.42%	3.17%	39	%$	14.1	61%	115%	8.0%	N.A.	N.A.	4.5%	4.0%	10.0%	5.0%	0.00%	68.5%	46.2x	10.2%	-0.1%	14.9%	-0.4%	$10.00

Institutional Information			Post-IPO Pricing Trends
Institution	Conversion Date	Ticker	Closing Price:
			First Trading Day	% Chge	After First Week(3)	%Chge		After First Month(4)	% Chge	Thru 11/1513	% Core

			(%)	($)	(%)	($)		(%)	($)	(%)	($)
Standard Conversions
None

Second Step Conversions
Delanco Bancorp, Inc. - NJ*	10/18/13	DLNO-OTCQB	$8.35	4.4%	$8.44	5.5%		$9.10	13.8%	$9.20	15.0%
Prudential Bancorp, Inc. - PA	10/10/13	PBIP-NASDAQ	$10.85	8.5%	$10.75	7.5%		$10.68	6.8%	$10.71	7.1%
AJS Bancorp, Inc. - IL	10/10/13	AJSB-OTCQB	$11.90	19.0%	$11.56	15.6%		$11.79	17.9%	$11.65	16.5%
Averages—Second Step Conversions:			$10.37	10.6%	$10.25	9.5%		$10.52	12.8%	$10.52	12.9%
Medians—Second Step Conversions:			$10.85	8.5%	$10.75	7.5%		$10.68	13.8%	$10.71	15.0%
Averages—All Conversions:			$10.37	10.6%	$10.25	9.5%		$10.52	12.8%	$10.52	12.9%
Medians—All Conversions:			$10.85	8.5%	$10.75	7.5%		$10.68	13.8%	$10.71	15.0%

Note: *—Appraisal performed by RPFinancial; BOLD = RPFin. Did the business plan, “NT”—Not Traded; “NA”—Not Applicable, Not Available; C/S-Cash/Stock.

(1)	As a percent of MHC offering for MHC transactions.
(2)	Does not take into account the adoption of SOP 93-6.
(3)	Latest price if offering is less than one week old.
(4)	Latest price if offering is more than one week but less than one month old.
(5)	Mutual holding company pro forma data on full conversion basis.
(6)	Simultaneously completed acquisition of another financial institution.
(7)	Simultaneously converted to a commercial bank charter.
(8)	Former credit union.

November 15, 2013

RP® Financial, LC.	VALUATION ANALYSIS

IV.15

Shown in Table 4.2 are the current pricing ratios for the only offering completed during the past three months that trades on NASDAQ. The current P/TB ratio of Prudential Bancorp, Inc. of PA, equaled 83.54% as of November 15, 2013.

The largest recent second step conversion offering completed locally was by Northfield Bancorp, Inc. (“Northfield Bancorp”), which is also based in northern New Jersey. Gross proceeds raised in Northfield Bancorp’s second step offering, which closed in January 2013, totaled $355.6 million, which was just below the midpoint of the offering range. Northfield Bancorp closed its offering at a P/TB ratio of 81.9% with the comparatively similar pricing, in relation to the Company’s pro forma P/TB ratio, reflective of its similar market areas (northeast New Jersey), strong asset quality, profitable operations, and relatively large asset size ($2.6 billion). As of November 15, 2013, Northfield Bancorp’s stock price was up 25.3% from its IPO price.

C.	The Acquisition Market

Also considered in the valuation was the potential impact on Clifton Bancorp’s stock price of recently completed and pending acquisitions of other thrift institutions operating in New Jersey. As shown in Exhibit IV-4, there were nine thrift acquisitions completed from the beginning of 2008 through November 15, 2013. Additionally, there were thirteen acquisitions of commercial banks in New Jersey over the corresponding timeframe. The recent acquisition activity may imply a certain degree of acquisition speculation for the Company’s stock. To the extent that acquisition speculation may impact the Company’s Offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Company’s market and, thus, are subject to the same type of acquisition speculation that may influence Clifton Bancorp’s stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Clifton Bancorp’s stock would tend to be less, compared to the stocks of the Peer Group companies.

D.	Trading in Clifton Bancorp’s Stock

Since Clifton Bancorp’s minority stock currently trades under the symbol “CSBK” on NASDAQ, RP Financial also considered the recent trading activity of the Company in the

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IV.16

Table 4.2

Market Pricing Comparatives

Prices As of November 15, 2013

Financial Institution		Market Capitalization		Per Share Data		Pricing Ratios (3)					Dividends (4)			Financial Characteristics (6)
				Core 12 Month EPS (2)	Book Value/ Share
		Price/ Share (1)	Market Value								Amount/ Share	Yield	Payout Ratio (5)	Total Assets	Equity/ Assets	Tang Eq/ Assets	NPAs/ Assets	Reported		Core
						P/E	P/B	P/A	P/TB	P/Core								ROA	ROE	ROA	ROE
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
All Non-MHC Public Companies		16.29	352.20	0.39	15.40	18.43	103.86	13.34	112.23	21.81	0.24	1.54	25.10	2,505	12.95	12.32	2.70	0.54	4.20	0.25	1.67
Converted Last 3 Months (no MHC)		10.71	102.23	0.22	12.82	NM	83.54	19.31	83.54	NM	0.00	0.00	0.00	529	10.64	10.64	1.33	0.40	3.73	0.40	3.73

Converted Last 3 Months (no MHC)
PBIP	Prudential Bancorp Inc of PA	10.71	102.23	0.22	12.82	NM	83.54	19.31	83.54	NM	0.00	0.00	0.00	529	10.64	10.64	1.33	0.40	3.73	0.40	3.73

(1)	Average of High/Low or Bid/Ask price per share.
(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4)	Indicated 12 month dividend, based on last quarterly dividend declared.
(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources w e believe are reliable, but w e cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2013 by RP® Financial, LC.

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IV.17

valuation analysis. Clifton Bancorp had a total of 26,248,040 shares issued and outstanding at November 15, 2013, of which 9,456,282 shares were held by public shareholders and traded as public securities. The Company’s stock has had a 52 week trading range of $10.01 to $13.47 per share and its closing price on November 15, 2013 was $12.75 for an implied market value of $334.7 million.

There are significant differences between the Company’s minority stock (currently being traded) and the conversion stock that will be issued by the Company. Such differences include different liquidity characteristics, a different return on equity for the conversion stock, the stock is currently traded based on speculation of a range of exchange ratios, and dividend payments, if any, will be made on all shares outstanding. Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

*  *  *  *  *  *  *  *  *  *  *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second step conversions, the market for highly capitalized companies, the acquisition market, and recent trading activity in the Company’s minority stock. Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.	Management

The Company’s management team has effectively managed the traditional thrift operations and strategies to date (Exhibit IV-5 provides summary resumes of the Company’s Board of Directors and senior management). As noted earlier, the Company has announced a significant management transition whereby both the long-time Chairman and CEO of the Company and the President and CEO of the Bank are retiring before the Second Step Conversion is completed. The Company has announced the employment of a strong successor to serve as Chairman, CEO and President of the Company and the Bank, effective January 1, 2014. He has practiced financial institution and securities law for nearly 25 years, nationwide as well in the regional area. He has served as the Company’s primary legal counsel for the past decade, and thus has familiarity with the Company’s governance, operations and public company characteristics.

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IV.18

In connection with the Second Step Conversion and the change in executive management, the Board has adopted an operating strategy reflected in the post conversion business plan that will focus on moderate growth and strengthened emphasis on commercial lending. We have discussed with the Company staffing challenges in view of the planned strategic changes. Towards this end, the Company has recently employed a senior commercial lender with regional experience to manage the expansion of the Company’s commercial lending, although additional lending staff with commercial expertise will be required. These organizational and strategic changes are expected to subject the Company to a cultural transition, which may take some time and expense in order to effectively implement. Since these changes are all in the future, we have applied a slight downward adjustment for this factor relative to the Peer Group who generally are not going through such organizational and strategic changes.

9.	Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted regulated institution, Clifton Bancorp will operate in substantially the same regulatory environment as the Peer Group members — all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Company’s pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	Slight Downward
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Downward
Management	Slight Downward
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

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IV.19

Valuation Approaches

In applying the accepted valuation methodology originally promulgated by the OCC and adopted by the FRB, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Company’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company’s prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions, and expenses (summarized in Exhibits IV-7 and IV-8).

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial’s valuation placed an emphasis on the following:

•	P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given certain similarities between the Company’s and the Peer Group’s earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Company; and (2) the Peer Group companies have had the opportunity to realize the benefit of reinvesting and leveraging the offering proceeds, we also gave weight to the other valuation approaches.

•	P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a conversion offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

•	P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

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IV.20

•	Trading of Clifton Bancorp’s stock. Converting institutions generally do not have stock outstanding. Clifton Bancorp, however, has public shares outstanding due to the mutual holding company form of ownership. Since Clifton Bancorp is currently traded on NASDAQ, it is an indicator of investor interest in the Company’s conversion stock and therefore received some weight in our valuation. Based on the November 15, 2013 stock price of $12.75 per share and the 26,248,040 shares of Clifton Bancorp stock outstanding, the Company’s implied market value of $334.7 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of Clifton Bancorp’s stock was somewhat discounted herein, but will become more important towards the closing of the offering.

The Company has adopted “Employers’ Accounting for Employee Stock Ownership Plans” (“ASC 718-40”) which causes earnings per share computations to be based on shares issued and outstanding, excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the Offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends, and can be voted. However, we did consider the impact of the adoption of ASC 718-40 in the valuation.

In preparing the pro forma pricing analysis we have taken into account the pro forma impact of the MHC net assets that will be consolidated with the Company and thus, will increase equity and earnings, as shown on the following page. At September 30, 2013, the MHC had unconsolidated net assets of $5.3 million, which includes cash that is on deposit at the Bank. As mentioned previously, while the consolidation of these assets increases the pro forma value of the Company, it also results in some pro forma ownership dilution for the minority shareholders, pursuant to regulatory policy. Specifically, we have adjusted the minority ownership ratio from the current 36.03% ratio to 35.36% to account for the impact of MHC assets and have reflected the formula based on applicable FDIC policy.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed previously, RP Financial concluded that as of November 15, 2013 the aggregate pro forma market value of Clifton Bancorp’s conversion stock equaled $286,200,500 at the midpoint, equal to 28,620,050 shares at $10.00 per share. The $10.00 per share price was determined by the Clifton Bancorp Board. The midpoint and resulting valuation range is based on the sale of a 64.64% ownership interest for the consolidation of the MHC net assets to the public (as adjusted on the following page), which provides for a $185,000,000 public offering at the midpoint value.

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IV.21

Clifton Savings Bancorp, Inc. (“Mid-Tier”)

Impact of MHC Assets & Waived Dividends on Minority Ownership In 2nd Step

Financial and Stock Ownership Data as of September 30, 2013

Reflects Appraised Pro Forma Market Value as of November 15, 2013

Key Input Assumptions
Mid-Tier Stockholders’ Equity	$188,521,000	(BOOK)
Aggregate Dividends Waived by MHC	$0	(WAIVED DIVIDENDS)
Minority Ownership Interest	36.03%	(PCT)
Pro Forma Market Value	$286,200,500	(VALUE)
Market Value of MHC Assets (Other than Stock in Bank)	$5,288,498	(MHC ASSETS) (1)

Adjustment for MHC Assets & Waived Dividends—2 Step Calculation (as required by FDIC & FRB)

(BOOK - WAIVED DIVIDENDS) x PCT
Step 1: To Account for Waiver of Dividends	=	BOOK

	=	36.03%

(VALUE - MHC ASSETS) x Step 1
Step 2: To Account for MHC Assets	=	VALUE

	=	35.36% (rounded)

Current Ownership
MHC Shares	16,791,758	63.97%
Public Shares	9,456,282	36.03%

Total Shares	26,248,040	100.00%

Pro Forma Ownership (2)				Appraised Midpoint Value
				Per Share	Aggregate
Shares Issued in Offering (3)	18,500,000	64.64	%(5)	$10.00	$185,000,000
Public Shares (3)	10,120,050	35.36	%(5)	$10.00	$101,200,500

Pro Forma Shares (4)	28,620,050	100.00%		$10.00	$286,200,500

(1)	Net assets at MHC level, less aggregate dividends paid to MHC.
(2)	Adjusted for exchange ratio reflecting offering of $10.00 per share.
(3)	Incorporates adjustment in ownership ratio for MHC assets and waived dividends.
(4)	Reflects pro forma shares outstanding.
(5)	Rounded to two decimal points.

RP® Financial, LC.	VALUATION ANALYSIS

IV.22

assets to the public (as adjusted on the following page), which provides for a $185,000,000 public offering at the midpoint value.

Technical Analysis in Comparison to Highly Capitalized Public Thrifts

In determining Clifton Bancorp’s value, we took into account the high level of pro forma capitalization, which makes it relatively unique among the universe of public thrifts. While the Peer Group selection process focused on including publicly-traded thrift institutions with high equity/assets ratios, Clifton Bancorp’s pro forma equity ratio will exceed the level for every member of the Peer Group. There is a distinct pricing differential of those thrifts with high equity levels relative to those with more normal levels, so we have evaluated the pricing level of public thrifts with equity over 20% (“High Equity Group”), even though their financial characteristics did not warrant their inclusion in the selected Peer Group due to their size, region of the country, or other financial characteristics. Detailed financial and market pricing data for the High Equity Group is set forth in Table 4.3.

				As of September 30, 2013		At November 15, 2013
Ticker	Company	City	State	Total Assets	Tang Equity/ Tang Assets	Price/Tang. Book
				($000)	(%)	(%)
CHFN	Charter Financial Corporation	West Point	GA	$1,162	14.87	90.72
FFNW	First Financial Northwest, Inc.	Renton	WA	892	20.81	95.02
FRNK	Franklin Financial Corporation	Glen Allen	VA	1,051	22.76	98.16
HTBI	HomeTrust Bancshares, Inc.	Asheville	NC	1,583	23.20	90.13
MCBK	Madison County Financial, Inc.	Madison	NE	277	22.56	92.36
NFBK	Northfield Bancorp, Inc.	Woodbridge	NJ	2,727	25.80	103.81
WBKC	Wolverine Bancorp, Inc.	Midland	MI	287	21.91	78.34

Average				$1,140	21.70	92.65
Median				$1,051	22.56	92.36

Clifton Bancorp and the High Equity Group are similarly sized, in terms of assets, as the Company’s $1.08 billion of assets falls in between the median and average of $1.05 billion and $1.14 billion. On a pro forma basis, the Company’s tangible equity ratio is expected to be in the range of 27% to 30%, which will far exceed the High Equity Group’s median tangible equity ratio of 22.56% and the median of all publicly-traded full stock thrifts of 11.42%. The High Equity Group is currently trading at a median price/tangible book ratio of 92.36%, which is discounted to the P/TB ratio of all of the non-MHC public thrifts (P/TB ratio of 112.23% and 100.00% based on the average and median, respectively), which indicates discounts in the range of 8% to 18%. This differential supports the P/TB discount relative to the Peer Group that results from our pricing conclusion. While RP Financial relied primarily on the fundamental valuation analysis to

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IV.23

Table 4.3

Public Market Pricing Versus Peer Group

Clifton Bancorp Inc.

As of November 15, 2013

		Market Capitalization		Per Share Data		Pricing Ratios (3)					Dividends (4)			Financial Characteristics (6)								Exchange Ratio	2nd Step Proceeds
				Core 12 Month EPS (2)	Book Value/ Share
		Price/ Share (1)	Market Value								Amount/ Share	Yield	Payout Ratio (5)	Total Assets	Equity/ Assets	Tang. Eq./ T. Assets	NPAs/ Assets	Reported		Core
						P/E	P/B	P/A	P/TB	P/Core								ROA	ROE	ROA	ROE
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	($Mil)
Clifton Bancorp Inc.
Maximum		$10.00	$329.13	$0.16	$11.60	58.50x	86.21%	25.79%	86.21%	62.24x	$0.20	2.00%	124.48%	$1,276	29.92%	29.92%	0.43%	0.44%	1.47%	0.41%	1.38%	1.2307x	$212.75
Midpoint		$10.00	$286.20	$0.19	$12.48	50.17x	80.13%	22.87%	80.13%	53.33x	$0.20	2.00%	106.66%	$1,252	28.54%	28.54%	0.43%	0.46%	1.60%	0.43%	1.50%	1.0702x	$185.00
Minimum		$10.00	$243.27	$0.22	$13.67	42.07x	73.15%	19.83%	73.15%	44.68x	$0.20	2.00%	89.35%	$1,227	27.10%	27.10%	0.44%	0.47%	1.74%	0.44%	1.64%	0.9097x	$157.25

All Non-MHC Public Companies(7)
Averages		$16.29	$352.20	$0.39	$15.40	18.43x	103.86%	13.34%	112.23%	21.81x	$0.24	1.54%	25.10%	$2,505	12.95%	12.32%	2.70%	0.54%	4.20%	0.25%	1.67%
Median		$14.75	$94.56	$0.37	$14.42	17.00x	95.02%	12.46%	100.00%	20.63x	$0.20	1.41%	8.70%	$753	12.35%	11.42%	1.97%	0.54%	4.21%	0.43%	2.98%

All Non-MHC State of NJ(7)
Averages		$14.56	$448.32	$0.56	$13.74	18.63x	107.34%	15.69%	119.39%	20.21x	$0.36	2.35%	46.76%	$2,557	14.54%	13.51%	2.71%	0.67%	4.73%	0.62%	4.38%
Medians		$14.16	$304.95	$0.73	$12.36	17.87x	101.38%	13.34%	103.81%	17.54x	$0.24	2.46%	48.00%	$2,286	13.58%	9.92%	2.02%	0.64%	4.77%	0.60%	4.83%

Comparable Group
Averages		$13.56	$219.55	$0.49	$13.60	31.30x	99.17%	13.77%	102.55%	31.68x	$0.21	1.72%	36.57%	$1,463	13.82%	13.41%	1.70%	0.51%	3.80%	0.41%	3.08%
Medians		$13.35	$139.58	$0.30	$13.90	25.89x	100.73%	12.32%	101.94%	32.45x	$0.24	1.86%	33.81%	$1,189	12.24%	11.95%	1.79%	0.50%	3.50%	0.41%	2.66%

High Equity Group
Averages		$15.32	$259.59	$0.53	$16.94	26.53x	91.78%	21.20%	92.65%	31.47x	$0.13	0.98%	8.53%	$1,140	21.90%	21.70%	4.55%	0.97%	4.67%	0.81%	3.93%
Medians		$16.08	$234.73	$0.45	$17.85	28.63x	90.63%	20.85%	92.36%	32.61x	$0.16	1.52%	0.00%	$1,051	22.76%	22.56%	4.01%	0.71%	3.29%	0.60%	2.78%

Comparable Group
BLMT	BSB Bancorp, Inc. of MA	$14.27	$129.23	$0.05	$14.26	71.35x	100.07%	12.63%	100.07%	NM	$0.00	0.00%	0.00%	$1,023	12.62%	12.62%	1.17%	0.20%	1.38%	0.05%	0.35%
BKMU	Bank Mutual Corp of WI	$6.26	$290.66	$0.12	$5.95	28.45x	105.21%	12.46%	105.39%	52.17x	$0.12	1.92%	54.55%	$2,333	11.96%	11.94%	1.44%	0.43%	3.69%	0.23%	2.01%
CBNJ	Cape Bancorp, Inc. of NJ	$9.75	$118.68	$0.32	$11.96	23.21x	81.52%	11.30%	96.63%	30.47x	$0.24	2.46%	57.14%	$1,051	13.86%	11.95%	2.01%	0.49%	3.42%	0.37%	2.61%
ESSA	ESSA Bancorp, Inc. of PA	$10.65	$127.22	$0.67	$13.93	14.39x	76.45%	9.27%	81.99%	15.90x	$0.20	1.88%	27.03%	$1,372	12.13%	11.40%	2.34%	0.63%	5.16%	0.57%	4.68%
FBNK	First Connecticut Bancorp of CT	$15.57	$255.60	$0.09	$13.86	43.25x	112.34%	12.83%	112.34%	NM	$0.12	0.77%	34.29%	$1,992	11.42%	11.42%	2.10%	0.31%	2.42%	0.08%	0.62%
FXCB	Fox Chase Bancorp, Inc. of PA	$17.49	$212.47	$0.41	$14.34	35.69x	121.97%	19.19%	121.97%	42.66x	$0.32	1.83%	65.31%	$1,107	15.74%	15.74%	2.22%	0.54%	3.34%	0.45%	2.79%
NFBK	Northfield Bancorp, Inc. of NJ	$12.53	$725.98	$0.28	$12.36	39.16x	101.38%	26.62%	103.81%	44.75x	$0.24	1.92%	NM	$2,727	26.26%	25.80%	1.71%	0.64%	2.91%	0.60%	2.71%
OSHC	Ocean Shore Holding Co. of NJ	$14.16	$98.62	$0.73	$15.24	19.67x	92.91%	9.45%	97.79%	19.40x	$0.24	1.69%	33.33%	$1,043	10.17%	9.71%	0.80%	0.48%	4.77%	0.49%	4.83%
THRD	TF Financial Corporation of PA	$27.66	$87.07	$2.02	$26.51	14.48x	104.34%	12.18%	110.02%	13.69x	$0.40	1.45%	20.94%	$715	11.68%	11.14%	1.87%	0.85%	7.30%	0.90%	7.72%
WFD	Westfield Fin. Inc. of MA	$7.23	$149.92	$0.21	$7.57	23.32x	95.51%	11.79%	95.51%	34.43x	$0.24	3.32%	NM	$1,271	12.35%	12.35%	1.38%	0.50%	3.58%	0.34%	2.43%

High Equity Group
CHFN	Charter Financial Corp of GA	$10.66	$242.29	$0.22	$12.00	35.53x	88.83%	20.85%	90.72%	48.45x	$0.20	1.88%	NM	$1,162	15.45%	14.87%	1.51%	0.51%	3.29%	0.43%	2.78%
FFNW	First Fin NW, Inc of Renton WA	$10.50	$176.30	$1.33	$11.05	8.02x	95.02%	19.77%	95.02%	7.89x	$0.16	1.52%	12.21%	$892	20.81%	20.81%	9.52%	2.39%	11.78%	2.43%	11.96%
FRNK	Franklin Financial Corp. of VA	$19.16	$234.73	$0.65	$19.52	25.55x	98.16%	22.34%	98.16%	29.48x	$0.00	0.00%	0.00%	$1,051	22.76%	22.76%	NA	0.86%	3.76%	0.75%	3.26%
HTBI	HomeTrust Bancshrs, Inc. of NC	$16.08	$331.10	$0.45	$17.85	29.24x	90.08%	20.91%	90.13%	35.73x	$0.00	0.00%	0.00%	$1,583	23.21%	23.20%	5.98%	0.71%	3.06%	0.58%	2.50%
MCBK	Madison County Financial of NE	$18.00	$57.47	$0.80	$19.86	19.57x	90.63%	20.74%	92.36%	22.50x	$0.28	1.56%	30.43%	$277	22.89%	22.56%	NA	1.07%	5.17%	0.93%	4.50%
NFBK	Northfield Bancorp, Inc. of NJ	$12.53	$725.98	$0.28	$12.36	39.16x	101.38%	26.62%	103.81%	44.75x	$0.24	1.92%	NM	$2,727	26.26%	25.80%	1.71%	0.64%	2.91%	0.60%	2.71%
WBKC	Wolverine Bancorp, Inc. of MI	$20.33	$49.28	($0.05)	$25.95	28.63x	78.34%	17.16%	78.34%	NM	$0.00	0.00%	0.00%	$287	21.91%	21.91%	4.01%	0.60%	2.69%	-0.04%	-0.19%

(1)	Average of High/Low or Bid/Ask price per share.
(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is show n on a pro forma basis w here appropriate.
(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings. P/E and P/Core = NM if the ratio is negative or above 100x.
(4)	Indicated 12 month dividend, based on last quarterly dividend declared.
(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances for Clifton Bancorp. Ratios based on average asset amd equity balances for the Peer Group.
(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2013 by RP® Financial, LC.

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IV.24

determine the Company’s pro forma valuation consistent with the regulatory guidelines, we have also considered this technical analysis of the High Equity Group in developing our qualitative adjustments and related valuation conclusions versus the Peer Group.

1. Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Company’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company’s reported earnings equaled $6.195 million for the twelve months ended September 30, 2013. In deriving Clifton Bancorp’s core earnings, the adjustments made to reported earnings were to eliminate gains on the sale of securities of $566,000 and losses on the disposal of fixed assets of $3,000, as shown below. As shown below, on a tax effected basis, incorporating an effective marginal tax rate of 40.0% for the earnings adjustments, the Company’s core earnings were determined to equal $5.857 million for the twelve months ended September 30, 2013. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Amount
($000)
Net income(loss)	$6,195
Deduct: Gain on sale of securities	(566)
Addback: Loss on disposal of fixed assets	3
Tax effect (1)	225

Core earnings estimate	$5,857

(1)	Tax effected at 40.0%.

Based on the Company’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma reported and core P/E multiples at the $286.2 million midpoint value equaled 50.17 times and 53.33 times, respectively, indicating premiums of 60.3% and 68.3%, relative to the Peer Group’s average reported and core earnings multiples of 31.30 times and 31.68 times (see Table 4.3). In comparison to the Peer Group’s median reported and core earnings multiples of 25.89 times and 32.45 times, the Company’s pro forma reported and core P/E multiples at the midpoint value indicated premiums of 93.8% and 64.3%, respectively. The Company’s pro forma P/E ratios based on reported earnings at the minimum and the maximum equaled 42.07 times and 58.50 times, and based on core earnings at the minimum and the maximum equaled 44.68 times and 62.24 times, respectively.

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2. Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Company’s pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group’s P/B ratio, to the Company’s pro forma book value. Based on the $286.2 million midpoint valuation, the Company’s pro forma P/B and P/TB ratios both equaled 80.13%. In comparison to the average P/B and P/TB ratios for the Peer Group of 99.17% and 102.55%, the Company’s ratios reflected a discount of 19.2% on a P/B basis and a discount of 21.9% on a P/TB basis. In comparison to the Peer Group’s median P/B and P/TB ratios of 100.73% and 101.94%, the Company’s pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 20.5% and 21.4%, respectively. At the maximum value, the Company’s P/B and P/TB ratios both equaled 86.21%. In comparison to the Peer Group’s average P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the maximum value reflected discounts of 13.1% and 15.9%. In comparison to the Peer Group’s median P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the maximum value reflected discounts of 14.4% and 15.4%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable given the Company’s pro forma P/E multiples were at significant premiums to the Peer Group’s P/E multiples.

3. Price-to-Assets (“P/A”). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio, which is computed herein. At the $286.2 million midpoint of the valuation range, the Company’s value equaled 22.87% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 13.77%, which implies a premium of 66.1% has been applied to the Company’s pro forma P/A ratio. In comparison to the Peer Group’s median P/A ratio of 12.32%, the Company’s pro forma P/A ratio at the midpoint value reflects a premium of 85.6%.

Comparison to Recent Offerings

As indicated at the beginning of this section, RP Financial’s analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings cannot

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be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, three second step conversions have been completed within the past three months and closed at an average pro forma price/tangible book ratio of 66.1% (see Table 4.1) and, on average, increased 9.5% from their IPO prices during the first week of trading. In comparison, the Company’s pro forma price/tangible book ratio at the appraised midpoint value reflects a premium of 21.2%. The current P/TB ratio of the only recent second step conversion that trades on NASDAQ (Prudential Bancorp, Inc. of PA) based on closing stock prices as of November 15, 2013, equaled 83.54%. In comparison to the current P/TB ratio of this recent second step conversion, the Company’s P/TB ratio at the midpoint value reflects an implied discount of 4.1% and at the maximum value the Company’s P/TB ratio reflects an implied premium of 3.2%.

The other companies completing second step conversion offerings in recent periods were not as comparable to the Company, reflecting their relatively smaller size, market capitalization, and other key financial characteristics.

The most recent second step conversion in northeast New Jersey was completed by Northfield Bancorp. Northfield Bancorp had financial characteristics more comparable to the Company, in terms of strong asset quality, profitable operations, and relatively large asset size. Northfield Bancorp had a pro forma P/TB ratio at closing of 81.93%, which, in comparison to the Company’s pro forma P/TB ratio at the midpoint value reflects an implied discount of 2.2%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of November 15, 2013, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering—including (1) newly-issued shares representing the MHC’s current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of the Company—was $286,200,500 at the midpoint, equal to 28,620,050 shares at a per share value of $10.00. The resulting range of value and pro forma shares, all based on $10.00 per share, are as follows: $243,270,420 or 24,327,042 shares at the minimum, $329,130,570 and 32,913,057 shares at the maximum.

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Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range is $185,000,000, equal to 18,500,000 shares at $10.00 per share. The resulting offering range and offering shares, all based on $10.00 per share, are as follows: $157,250,000, or 15,725,000 shares at the minimum and $212,750,000 or 21,275,000 shares at the maximum. A schedule reflecting a distribution of the shares at each point in the range is reflected in the schedule below. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.3 and are detailed in Exhibit IV-7 and Exhibit IV-8.

	Total Shares	Offering Shares	Exchange Shares Issued to Public Shareholders	Exchange Ratio
Shares (1)
Maximum	32,913,057	21,275,000	11,638,057	1.2307
Midpoint	28,620,050	18,500,000	10,120,050	1.0702
Minimum	24,327,042	15,725,000	8,602,042	0.9097

Distribution of Shares (2)
Maximum	100.00%	64.64%	35.36%
Midpoint	100.00%	64.64%	35.36%
Minimum	100.00%	64.64%	35.36%

Aggregate Market Value at $10.00 Per Share
Maximum	$329,130,570	$212,750,000	$116,380,570
Midpoint	$286,200,500	$185,000,000	$101,200,500
Minimum	$243,270,420	$157,250,000	$86,020,420

(1)	Based on an $10.00 per share IPO price.
(2)	Ownership ratios adjusted for dilution for MHC assets.

Establishment of the Exchange Ratio

FRB regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Board of Directors of Clifton Bancorp has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders, taking into account the impact of MHC assets in the Second Step Conversion, consistent with FRB policy with respect to the treatment of MHC assets. The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the Offering, based on the total

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number of shares sold in the subscription, community, and syndicated or firm commitment underwritten offerings and the final appraisal. Based on the valuation conclusion herein, the resulting offering value, and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 1.0702 shares of the Company for every one public share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 0.9097 at the minimum and 1.2307 at the maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

EXHIBITS

OMITTED

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.